UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

1H25

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2025. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

Economic Comment

The Brazilian economy remained heated in the first six months of the year. The GDP growth was driven by the still heated labor market and the record grain vintage in the first quarter. However, signs of accommodation begin to appear, reflecting the increase of the Selic rate and the reduction of the fiscal impulse. This movement is expected to intensify in the second half of the year. Our projections indicate that the GDP should grow 2.1% in 2025.

The Central Bank of Brazil halted the rate hike cycle, after bringing the Selic rate to 15%. Although inflation expectations remain unanchored and current inflation is still high, there are signs of price decompression. We believe that inflation will continue to slow down throughout the second half of this year, favored by the accommodation of the economic activity and the recent appreciation of the exchange rate. This will allow the Central Bank of Brazil to start cutting the basic interest rate at the end of the year.

Uncertainties remain high on the international scene. The US tariff policy still poses the main risk to the performance of the global economy. Additionally, concern about US tax deterioration puts structural pressure on the dollar. This context of uncertainty is aggravated by the intensification of geopolitical disputes around the world.

Highlights in the period

In May 2025, Bradesco published the Integrated and ESG Reports for 2024, also filing them with the CVM. Together, the documents share relevant aspects of Bradesco, including information on governance, strategy, risk management model and opportunities, as well as the main financial income achieved in the fiscal year and performance in environmental, social and climate indicators.

Also in May 2025, Banco Bradesco S.A. noticed its shareholders and the market in general that the Board of Directors decided to renew the program of share buyback that authorizes the Board of Directors to acquire, in the period from May 8, 2025 to November 8, 2026, up to 106,584,881 nominative-book shares, without nominal value, up to 53,413,506 common shares and up to 53,171,375 preferred shares, held in treasury and subsequent cancellation, without reducing the capital share.

Banco Bradesco S.A. in 2Q25 allocated R$3,600,000,000.00 interest on equity to its shareholders. In June 2025, the Company's Board of Executive Officers approved the payment of intermediate interest on shareholders' equity, in the total amount of R$3,000,000,000.00, i.e. R$0.270146729 per common share and R$0.297161402 per preferred share. In addition, there was the payment of interest on the monthly shareholders' equity, in the total amount of R$574,670,051.00.

highlighted information

1H25

BOOK NET INCOME

R$11.8 bi

▲ +40.9% y/y

EARNINGS PER SHARE

R$1.05 common

R$1.16 preferred

BOOK VALUE PER SHARE

R$16.46

MARKET VALUE

R$165.7 bi

TIER I CAPITAL

13.0% ▲ +0.4% y/y

SHAREHOLDERS' EQUITY (1)

R$174.1 bi

▲ +5.7% y/y

INTEREST ON SHAREHOLDERS' EQUITY **R$6.8 bi** (gross)

EXPANDED LOAN PORTFOLIO
(Jun25 vs. Jun24)

R$1,018.4 bi (+11.7%)

INDIVIDUALS: **R$442.4 bi** (+15.9%)

COMPANIES: **R$576.0 bi** (+8.6%)

TOTAL DEPOSITS
(Jun25 vs. Jun24)

R$642.2 bi (+3.7%)

SECURITIES
(Jun25 vs. Jun24)

R$808.2 bi (+7.1%)

FVOCI: **R$124.5 bi** (-46.2%)

FVPL: **R$428.9 bi** (+22.1%)

Amortized Cost: **R$254.8 bi** (+48.3%)

ALLOWANCE FOR EXPANDED LOANS (2)
(Jun25 vs. Jun24)

R$56.7 bi (+5.3%)

(1) Equity attributable to shareholders of the parente.

Technology and innovation

The AI First strategy continues as the protagonist of Bradesco's digital transformation, consolidating artificial intelligence as a fundamental pillar to deliver journeys and experiences to clients. We built the proprietary Bridge (Bradesco Generative Data Intelligence) platform, able to democratize the use of large language models (LLMs) and generative AI-based services for our developers and business users. This platform offers more than a thousand predefined templates and dozens of services already built, such as summarization, document content search, voice-to-text transcription, chat building and control layers, monitoring, security and responsible AI. We have hundreds of cases of use and the platform has an exponential delivery volume using GenAI, with more people using and reusing the services already built. BIA Clientes with Generative AI is now available to 24 million clients, with a resolution rate between 85% and 90%.

Artificial intelligence is already part of everyday business, with 100% of employees using smart assistants and 80% of developers adopting the GitHub Copilot, which accelerated coding by up to 37%. The AI First plan drives human talent, and multi-agents, acting as "virtual squads", extending responsiveness by solving complex tasks with agility and precision. The Renda (Income) BRA 5.0 project reduced credit modeling time by 95%, while AI, working as a mentor in debt collection advisory services, contributed to a 44% drop in the refusal of negotiations. The new Bradesco Developers Portal, with more than 120 features, strengthens the ecosystem of APIs and partnerships.

Solutions for Individuals have evolved with a focus on agility and inclusion. In Mobile, we reinforce our commitment to autonomy and customer experience. It is now possible to renegotiate debts, purchase life insurance, adjust Pix limits and anticipate FGTS birthday withdrawals directly on the App. Automatic Pix, anticipated by the bank, allows recurring payments with full control of the payer. And for those who plan the future, the App offers personalized investment goals with the CDB (Bank Deposit Certificate) Objectives, as well as smart simulations.

E-Agro Simplifica uses AI to accelerate client document analysis and optimize the credit-taking journey. My Account now allows international transfers without a fee, in real time and with automatic conversion in more than 180 currencies, plus the possibility of registering the card on Google Pay. The opening of Individual accounts has gained security reinforcement with facial biometrics in the branches, and the loan protection insurance can be activated with a few clicks on the App.

At the investment front, we simplified the visualization of Invest Fácil (Easy Invest) — now displayed with the account balance in the App and on Internet Banking —, we launched CDBs with 24h transaction records and improved the investment statement, preparing the structure for the interest-bearing checking account. For advisors, the new Cockpit 360 offers a unified view of the client portfolio, with integrated management via WhatsApp and specialized support. In cards, the digital experience has been expanded: clients can pay for purchases at sight, activate or deactivate contactless payments and anticipate invoices via Pix, all on the App. The new PCCF platform streamlines the application for cards with early credit analysis and digital acceptance. The Card Simulator, revitalized, allows you to compare options with PDF export, serving both Individual and Corporate clients.

For companies, we deliver solutions that simplify everyday life. In Net Empresa, it is possible to monitor the opening of accounts of new employees and authorize corporate checks of up to R$100 thousand. The Bradesco Empresas e Negócios App (for Business and Companies) has gained new features and the issuing of bank payment slips can be made directly by WhatsApp with BIA. Business cards can now be requested on the website and registered in the Samsung Wallet, and the WhatsApp PJ (Corporate) channel has been enabled for large-scale personalized offers and communications.

The quarter was also marked by initiatives that strengthen the Tech culture: the launch of the Tech Academy, a new development platform with specialized tracks for technology training, we held our Tech Week, a week with more than 15 hours of content for the development of all our employees and the partnership with Ada to attract new talents. Currently, we have achieved a growth of more than 30% in the development framework compared to 2024.

Through the evolution of the Enterprise Agility model, Bradesco has been expanding the use of agile practices with autonomous tribes co-managed by business and technology teams, aligned with customer journeys. This approach has already resulted in an approximately 33% reduction in time-to-market and a 35% reduction in rework in the development of new solutions when comparing the first half of 2025 to the same period in the previous year.

Bradesco was elected by Global Finance as the Most Innovative Bank in Latin America at The Innovators 2025 award, with emphasis on IDBra, our decentralized blockchain-based digital identity. We have also been

recognized by The Banker as the Best Global Bank in AI & Machine Learning for the second consecutive year and we celebrated the Agile Trends 2025 award for our accelerated organizational transformation.

Technology and innovation are always present in the Organization's DNA and continue to be the engine of the Change movement, driving a more agile, intelligent and people-centered Bradesco.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.9 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 82,147 employees: 70,724 of Bradesco and 11,423 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As a key part of our strategic agenda, we are committed to financing sustainable businesses and continuously supporting our clients in transitioning to a greener, more resilient, and inclusive economy. By June 2025, we reached 95.5% of our expanded goal of allocating R$320 billion to sectors and activities with socio-environmental benefits by the end of the year, reinforcing our role in the sustainable business financing.

Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.9% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.5 billion

Investment Forecast for 2025

These investments will enable:

R$1.2 billion are allocated for Activity Expenses.

R$337 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users are expected to complete at least one of the free crash courses available on the portal.

Recognitions

- Bradesco was recognized by Global Finance as the most innovative bank in Latin America in the category The Innovators 2025.

- For the second consecutive year, Bradesco was prominent in the international award of The Banker magazine, part of the Financial Times group, due to innovative initiatives in artificial intelligence, aimed at transforming financial services.

- For the twenty-fifth time, Bradesco was recognized as the private bank most remembered by rural producers, according to the Top of Mind Rural.

- Bradesco's Corporate Security is among the winners of the global FICO® Decision Awards, whose objective is to highlight innovative and impacting projects among the clients of the FICO decision platform.

- Global Finance recognized Bradesco BBI as the 2025 World's Best Investment Bank in the chemical and industrial segments.

- Ágora is featured in the Broadcast Projections Award, among the best in the Top General and Top Basic category. The award is conducted by Broadcast/State Agency with the aim of recognizing institutions whose projections for the main indicators of the country are close to reality.

- Global Finance recognized Bradesco as the most innovative bank in Latin America, due to the implementation of artificial intelligence to improve services.

- Bradesco was once again recognized by the GPTW (Great Place to Work), a consultancy with worldwide relevance that evaluates the best companies to build a career. The Bank was featured in the following categories: Racial Ethnicity, People with Disabilities, Women and Early Childhood.

Acknowledgements

The results achieved in the semester reflect more than numbers – they are proof that the Bradesco Organization's strategy, based on excellence and efficiency, is in line with current times and with the market's transformations. Every advance achieved is the result of the trust of our shareholders and clients, and above all, of the dedication of our employees. To all who walk with us, our deepest thanks. Together, we continue to build a future filled with achievements.

Cidade de Deus, July 29, 2025

Board of Directors and Board of Executive Officers

Index of Notes to the Condensed Consolidated Interim Financial Statements

			R$ thousands
	Note	On June 30, 2025	On December 31, 2024
Assets			
Cash and balances with banks	5	137,116,616	146,614,670
Financial assets at fair value through profit or loss	6a	449,668,833	371,883,348
Debt instruments at fair value through other comprehensive income	8	124,469,594	156,292,584
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	223,126,155	196,233,298
- Loans and advances to customers, net of provision for expected losses	11	690,030,588	672,382,105
- Securities, net of provision for expected losses	9	254,803,603	266,991,967
- Other financial assets	16	84,060,956	81,195,242
Non-current assets held for sale	12	3,716,403	3,494,950
Investments in associates and joint ventures	13	12,319,238	11,029,012
Property and equipment	14	9,178,086	10,220,444
Intangible assets and goodwill	15	23,982,942	23,749,208
Current income and other tax assets		12,576,358	11,764,176
Deferred income tax assets	37	106,866,895	101,808,543
Other assets	16	15,653,822	15,824,815
Total assets		**2,147,570,089**	**2,069,484,362**
Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	372,472,858	361,818,310
- Deposits from customers	18	639,264,910	644,338,463
- Securities issued	19	281,390,177	257,977,344
- Subordinated debts	20	60,253,618	57,458,927
- Other financial liabilities	23	108,529,378	101,086,011
Financial liabilities at fair value through profit or loss	6c	19,701,727	16,240,611
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,141,574	2,447,791
- Financial guarantees	11	1,395,568	1,257,645
Insurance contract liabilities	21	399,146,443	378,792,820
Other provisions		21,426,262	20,033,774
Current income tax liabilities		1,490,273	2,043,616
Deferred income tax liabilities	37c	1,880,569	1,664,666
Other liabilities	23	63,934,543	55,381,892
Total liabilities		**1,973,027,900**	**1,900,541,870**
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		(168,625)	(568,728)
Capital reserves		35,973	35,973
Profit reserves		88,934,357	84,532,203
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income/(loss)		788,797	(250,645)
Retained (losses)		(2,707,013)	(2,509,646)
Equity attributable to shareholders of the parent		**174,053,985**	**168,409,653**
Non-controlling interests		**488,204**	**532,839**
Total equity		**174,542,189**	**168,942,492**
Total equity and liabilities		**2,147,570,089**	**2,069,484,362**

The Notes are an integral part of the Consolidated Financial Statements.

					R$ thousands
	Note	Three-month period ended June 30		Six-month period ended June 30	
		2025	2024	2025	2024
Interest and similar income		62,728,337	51,644,584	125,157,554	105,572,767
Interest and similar expenses		(46,219,670)	(34,558,506)	(86,303,427)	(70,436,217)
Net interest income	27	**16,508,667**	**17,086,078**	**38,854,127**	**35,136,550**
Fee and commission income	28	**7,732,524**	**7,077,370**	**15,034,068**	**13,716,544**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	3,143,649	(1,034,700)	1,798,422	(2,107,846)
Net gains/(losses) on financial assets at fair value through other comprehensive income		(180,280)	(154,703)	(31,467)	(242,619)
Net gains/(losses) on foreign currency transactions		(377,700)	1,041,517	(1,474,774)	1,040,540
Gross profit from insurance and pension plans	32	**3,478,862**	**1,677,165**	**5,943,538**	**3,172,365**
- Insurance and pension income		15,047,495	13,705,715	29,835,681	27,297,315
- Insurance and pension expenses		(11,568,633)	(12,028,550)	(23,892,143)	(24,124,950)
Other operating income		**6,064,531**	**1,529,279**	**6,235,719**	**1,862,440**
Expected loss on loans and advances	11	(7,692,957)	(7,817,866)	(15,147,784)	(14,635,505)
Expected loss on other financial assets	8 and 9	(118,380)	539,875	225,226	248,462
Personnel expenses	33	(5,948,873)	(5,359,891)	(11,820,381)	(10,634,577)
Other administrative expenses	34	(3,363,472)	(3,984,429)	(7,503,683)	(7,897,707)
Depreciation and amortization	35	(1,827,158)	(1,548,852)	(3,498,143)	(3,068,109)
Other operating income/(expenses)	36	(7,520,308)	(4,260,795)	(12,869,555)	(7,630,820)
Other operating expense		**(26,471,148)**	**(22,431,758)**	**(50,614,320)**	**(43,618,256)**
Income before income taxes and share of profit of associates and joint ventures		**3,834,574**	**3,260,969**	**9,509,594**	**7,097,278**
Share of profit of associates and joint ventures	13	494,830	467,841	882,728	931,996
Income before income taxes		**4,329,404**	**3,728,810**	**10,392,322**	**8,029,274**
Income tax benefit / (expense)	37	1,809,861	456,597	1,422,605	358,901
Net income		**6,139,265**	**4,185,407**	**11,814,927**	**8,388,175**
Attributable to shareholders:					
Shareholders of the parent		6,066,721	4,116,153	11,671,550	8,237,096
Non-controlling interests		72,544	69,254	143,377	151,079
Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share):					
– Earnings per common share	26	0.55	0.37	1.05	0.74
– Earnings per preferred share	26	0.60	0.41	1.16	0.81

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands			
		Three-month period ended June 30		Six-month period ended June 30	
		2025	2024	2025	2024
Net income		**6,139,265**	**4,185,407**	**11,814,927**	**8,388,175**
Items that are or may be reclassified to the consolidated statement of income					
Financial assets at fair value through other comprehensive income					
- Net change in fair value		1,853,258	(7,522,229)	3,600,255	(9,231,794)
- Gains/(losses) reclassified to profit or loss	30	(180,280)	(154,703)	(31,467)	(242,619)
- Tax effect		(673,605)	3,140,259	(1,347,426)	3,996,332
Unrealized gains/(losses) on hedge	7				
- Cash flow hedge		(236,893)	360,405	(422,236)	445,354
- Hedge of investment abroad		99,795	(332,340)	489,918	(521,513)
- Tax effect		58,969	(5,534)	(43,349)	44,757
Foreign exchange differences on translations of foreign operations					
Foreign currency translation differences of foreign operations		(48,257)	166,545	(248,004)	264,872
Items that will not be reclassified to the consolidated statement of income					
Net change in fair value of equity instruments at fair value through other comprehensive income		64,842	1,479,223	(1,468,890)	55,179
Tax effect		(22,389)	(518,238)	516,548	(19,249)
Other		159,854	897,056	(5,907)	1,040,803
Total other comprehensive income/(loss)		**1,075,294**	**(2,489,556)**	**1,039,442**	**(4,167,878)**
Total comprehensive income		**7,214,559**	**1,695,851**	**12,854,369**	**4,220,297**
Attributable to shareholders:					
Shareholders of the parent		7,142,015	1,626,597	12,710,992	4,069,218
Non-controlling interests		72,544	69,254	143,377	151,079

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/(losses)	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on December 31, 2023	**87,100,000**	**-**	**35,973**	**13,340,705**	**63,389,338**	**70,496**	**3,159,773**	**(765,320)**	**166,330,965**	**683,159**	**167,014,124**
Net income	-	-	-	-	-	-	-	8,237,096	8,237,096	151,079	8,388,175
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(5,518,008)	-	(5,518,008)	-	(5,518,008)
Foreign currency translation adjustment	-	-	-	-	-	-	264,872	-	264,872	-	264,872
Other	-	-	-	-	-	-	1,040,803	44,455	1,085,258	-	1,085,258
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(4,212,333)**	**8,281,551**	**4,069,218**	**151,079**	**4,220,297**
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(4,002)	(4,002)
Transfers to reserves	-	-	-	446,340	3,155,440	-	-	(3,601,780)	-	-	-
Acquisition of treasury shares	-	(442,735)	-	-	-	-	-	-	(442,735)	-	(442,735)
Interest on equity	-	-	-	-	-	-	-	(5,325,011)	(5,325,011)	(311,467)	(5,636,478)
Balance on June 30, 2024	**87,100,000**	**(442,735)**	**35,973**	**13,787,045**	**66,544,778**	**70,496**	**(1,052,560)**	**(1,410,560)**	**164,632,437**	**518,769**	**165,151,206**
Balance on December 31, 2024	**87,100,000**	**(568,728)**	**35,973**	**14,294,978**	**70,237,225**	**70,496**	**(250,645)**	**(2,509,646)**	**168,409,653**	**532,839**	**168,942,492**
Net income	-	-	-	-	-	-	-	11,671,550	11,671,550	143,377	11,814,927
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	1,293,353	-	1,293,353	-	1,293,353
Foreign currency translation adjustment	-	-	-	-	-	-	(248,004)	-	(248,004)	-	(248,004)
Other	-	-	-	-	-	-	(5,907)	-	(5,907)	-	(5,907)
Comprehensive income/(loss)	**-**	**-**	**-**	**-**	**-**	**-**	**1,039,442**	**11,671,550**	**12,710,992**	**143,377**	**12,854,369**
Increase/decrease in the participation of non-controlling shareholders	-	-	-			-		-	-	(188,012)	(188,012)
Transfers to reserves	-	-	-	593,446	4,431,432	-		(5,024,878)	-	-	-
Acquisition of treasury shares	-	(222,621)	-			-		-	(222,621)	-	(222,621)
Cancellation of treasury shares	-	622,724	-		(622,724)	-		-	-	-	-
Interest on equity	-	-	-			-		(6,844,039)	(6,844,039)	-	(6,844,039)
Balance on June 30, 2025	**87,100,000**	**(168,625)**	**35,973**	**14,888,424**	**74,045,933**	**70,496**	**788,797**	**(2,707,013)**	**174,053,985**	**488,204**	**174,542,189**

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Six-month period ended June 30	
	2025	2024
Operating activities		
Income before income taxes	**10,392,322**	**8,029,274**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	15,147,784	14,635,505
Change in insurance contract liabilities	18,832,581	25,159,709
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	31,467	242,619
Expenses with provisions and contingent liabilities	5,733,035	2,687,293
(Gain)/Loss due to impairment of assets	(225,226)	(248,462)
Depreciation	1,192,148	1,302,463
Amortization of intangible assets	2,305,995	1,985,727
Share of profit of associates and joint ventures	(882,728)	(931,996)
(Gains)/Losses on disposal of non-current assets held for sale	(124,094)	(13,437)
(Gains)/Losses from disposal of property and equipment	98,611	(31,581)
(Gains)/Losses on the sale of investments in associates	(51,709)	14,010
Effect of changes in foreign exchange rates on cash and cash equivalents	172,685	103,190
(Increase)/Decrease in assets	**(188,964,649)**	**(109,302,869)**
Compulsory deposits with the Central Bank	367,209	3,096,852
Loans and advances to financial institutions	(2,768,598)	19,343,870
Loans and advances to customers	(90,604,988)	(98,676,407)
Financial assets at fair value through profit or loss	(74,357,011)	10,917,733
Other assets	(21,601,261)	(43,984,917)
Increase/(Decrease) in Liabilities	**87,710,076**	**97,182,905**
Deposits from banks	32,186,876	49,847,304
Deposits from customers	20,576,852	15,947,779
Financial liabilities at fair value through profit or loss	3,461,116	5,580,119
Insurance contract liabilities	1,521,042	(8,749,519)
Other provisions	(4,340,547)	(4,207,804)
Other liabilities	34,304,737	38,765,026
Cash generated by operations	**(48,631,702)**	**40,814,350**
Interest received	56,837,966	48,696,361
Interest paid	(47,182,733)	(39,592,334)
Income tax and social contribution paid	(4,521,098)	(3,665,886)
Net cash provided by/(used in) operating activities	**(43,497,567)**	**46,252,491**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	-	(211,140)
(Acquisition) of financial assets at fair value through other comprehensive income	(23,018,893)	(49,522,149)
Disposal of financial assets at fair value through other comprehensive income	55,093,305	29,501,342
Maturity of financial assets at amortized cost	60,722,122	39,066,018
(Acquisition) of financial assets at amortized cost	(49,424,829)	(34,070,918)
Disposal of non-current assets held for sale	397,716	295,640
(Acquisitions) of investments in associates	(2,721,828)	-
Dividends and interest on equity received	282,987	292,228
(Acquisition) of property and equipment	(2,815,318)	(1,728,008)
Proceeds from sale of property and equipment	451,949	333,174
(Acquisition) of intangible assets	(2,539,729)	(2,491,653)
Interest received on financial assets at FVTPL and amortized costs	21,526,664	14,733,751
Net cash provided by / (used in) investing activities	**57,954,146**	**(3,801,715)**
Financing activities		
Funds from securities issued	68,141,958	30,492,604
Payments on securities issued	(45,830,852)	(29,110,100)
Funds from subordinated debt issued	5,555,700	-
Payments on subordinated debts	(5,065,279)	(297,328)
Lease payments	(742,617)	(730,758)

	R$ thousands	
	Six-month period ended June 30	
	2025	2024
Non-controlling shareholders	(188,012)	(315,469)
Interest paid on financing liabilities	(15,051,917)	(8,567,384)
Interest on equity/dividends paid	(6,074,668)	(5,370,194)
Acquisition of treasury shares	(222,621)	(442,735)
Net cash provided by/(used in) financing activities	**521,692**	**(14,341,364)**
Increase/(Decrease) in cash and cash equivalents	**14,978,271**	**28,109,412**
Cash and cash equivalents		
At the beginning of the period	208,023,801	186,790,580
Effect of changes in foreign exchange rates on cash and cash equivalents	(172,685)	(103,190)
At period end	222,829,387	214,796,802
Increase/(Decrease) in cash and cash equivalents	**14,978,271**	**28,109,412**

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements were approved by the Board of Directors on July 29, 2025.

2) MATERIAL ACCOUNTING POLICIES

These condensed consolidated interim financial statements were prepared in accordance with the international accounting standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IFRS Accounting Standards).

The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The condensed consolidated interim financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected losses associated with the credit risk of financial assets and liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in Note 4.

The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual consolidated financial statements of the fiscal year ended December 31, 2024, and should be reviewed in conjunction with those statements.

Some numbers included in these consolidated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Consolidation

The condensed consolidated interim financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the condensed consolidated interim financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2025	On December 31, 2024	On June 30, 2025	On December 31, 2024
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	61.56%	51.00%	61.56%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (2)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (3)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2025	On December 31, 2024	On June 30, 2025	On December 31, 2024
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (4)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (1) (4)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Investment Funds (5)						
Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Brad Private PB FIC FI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC de FI Renda Fixa A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI R.F. PGBL/VGBL Fix Plus	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Fundo de Investimento RF Memorial	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The functional currency of this company is the Mexican Peso;
(3) The functional currency of this company is the US Dollar;
(4) Accounting information used with date lag of up to 60 days; and
(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2025

Amendments IAS 21 – Lack of convertibility between currencies

Issued in August 2023, the amendments require that useful and complete information be provided in a company's financial statements when one currency cannot be translated into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, the regulation requires the companies to determine an exchange rate to be used and to disclose this situation appropriately. These changes are effective as of January 1, 2025 and the Group has concluded that there were no impacts with the application of this standard.

b) Standards, amendments and interpretations of standards issued but not yet effective

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments are effective as of January 1, 2026 and the Group is reviewing the impacts of the new standard.

Amendments to IFRS 9 and IFRS 7 - Nature-dependent Electricity Contracts

The amendments, issued in December 2024, seek to improve how companies report the financial effects of nature-dependent electricity contracts, often structured as power purchase agreements (PPAs). The amendments include clarifications of the application of "own use" requirements, permitting hedge accounting if these contracts are used as hedging instruments, and add new disclosure requirements to help investors understand the impact of these contracts on companies' financial performance and cash flows. These amendments are effective as of January 1, 2026, and could be applied earlier. The Group is reviewing the impacts of this change on the standards.

New IFRS 18 - Presentation and Disclosure in Financial Statements

The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the Group of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and Specific

requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

New IFRS 19 – Subsidiaries without Public Accountability

The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 – Climate-related Disclosures

Starting in fiscal year 2026, the Central Bank of Brazil will require, through CMN Resolution No. 4,818, that institutions prepare and disclose, as an integral part of their consolidated financial statements, a report on financial information related to sustainability, adopting the international accounting standard in accordance with the pronouncements issued by the International Sustainability Standards Board (ISSB), translated into Portuguese by a Brazilian entity accredited by the International Financial Reporting Standards Foundation (IFRS Foundation). The Organization is assessing the impacts of the new standard.

4) ESTIMATES AND JUDGMENTS

The Group adopts estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, and the assumptions are determined in accordance with the applicable standard.

They are evaluated on an ongoing basis, based on our historical experience and other factors, including expectations of future events, which are considered reasonable in the current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee; and
- Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA).

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, and the actual results may be different from those previously established. The table below includes the significant accounting estimates and their respective notes:

Accounting estimates	Note
• Fair value of financial instruments	40.4 / 29 and 30 / 6 to 8
• Expected credit loss	40.2 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Realization of deferred income tax	37
• Insurance contract liabilities	21
• Other provisions	22

For further details on accounting judgments and estimates, see Notes 2 and 4 to the Consolidated Financial Statements of December 31, 2024.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Cash and due from banks in domestic currency	13,014,658	17,384,505
Cash and due from banks in foreign currency	3,582,790	2,143,785
Reverse repurchase agreements (1) (a)	195,131,941	171,195,511
Discretionary deposits at the Central Bank	11,099,998	17,300,000
Cash and cash equivalents	**222,829,387**	**208,023,801**
Compulsory deposits with the Central Bank (2)	109,419,170	109,786,380
Cash, cash equivalents and balances with banks (b)	**332,248,557**	**317,810,181**
Cash and balances with banks (b) - (a)	**137,116,616**	**146,614,670**

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Financial assets		
Brazilian government bonds	326,762,830	263,224,363
Bank debt securities	37,127,941	36,983,297
Corporate debt and marketable equity securities	48,837,889	41,637,680
Mutual funds	15,930,345	9,368,468
Brazilian sovereign bonds	231,762	366,034
Foreign governments securities	53,047	468,521
Derivative financial instruments	20,725,019	19,834,985
Total	**449,668,833**	**371,883,348**

b) Maturity

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Maturity of up to one year	48,991,683	53,549,658
Maturity of one to five years	294,183,284	228,464,602
Maturity of five to 10 years	61,025,477	57,839,535
Maturity of over 10 years	16,371,320	8,119,026
No stated maturity	29,097,069	23,910,527
Total	**449,668,833**	**371,883,348**

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$36,814,309 thousand on June 30, 2025 (R$15,626,382 thousand on December 31, 2024), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Derivative financial instruments	19,701,727	16,240,611
Total	**19,701,727**	**16,240,611**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities

and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

R$ thousands

	On June 30, 2025				On December 31, 2024			
	Notional value	Amortized cost	Fair Value Adjustment	Fair Value	Notional value	Amortized cost	Fair Value Adjustment	Fair Value
Futures contracts								
Purchase commitments:	**158,804,761**	**93,386**	**542,018**	**635,404**	**211,703,083**	**-**	**-**	**-**
- Interbank market	89,444,075	61,342	61,492	122,834	178,029,255	-	-	-
- Foreign currency	48,842,525	14,845	425,700	440,545	22,985,640	-	-	-
- Other	20,518,161	17,199	54,826	72,025	10,688,188	-	-	-
Sale commitments:	**128,744,514**	**(110,619)**	**(398,482)**	**(509,101)**	**161,641,895**	**-**	**-**	**-**
- Interbank market (1)	88,447,389	(98,382)	(120,905)	(219,287)	95,605,090	-	-	-
- Foreign currency (2)	32,061,431	(3,919)	(233,276)	(237,195)	48,246,297	-	-	-
- Other	8,235,694	(8,318)	(44,301)	(52,619)	17,790,508	-	-	-
Option contracts								
Purchase commitments:	**642,934,666**	**785,105**	**133,075**	**918,180**	**685,622,189**	**1,151,336**	**27,409**	**1,178,745**
- Interbank market	567,818,389	335,063	-	335,063	528,190,365	504,563	-	504,563
- Foreign currency	3,838,222	42,786	145,610	188,396	3,949,723	156,053	(42,981)	113,072
- Other	71,278,055	407,256	(12,535)	394,721	153,482,101	490,720	70,390	561,110
Sale commitments:	**628,741,610**	**(1,760,391)**	**236,896**	**(1,523,495)**	**672,980,325**	**(1,779,852)**	**123,200**	**(1,656,652)**
- Interbank market	568,484,343	(204,725)	-	(204,725)	513,818,125	(440,226)	-	(440,226)
- Foreign currency	6,160,544	(262,368)	(61,920)	(324,288)	6,870,683	(220,375)	(180,480)	(400,855)
- Other	54,096,723	(1,293,298)	298,816	(994,482)	152,291,517	(1,119,251)	303,680	(815,571)
Forward contracts								
Purchase commitments:	**63,868,302**	**10,411,069**	**(22,346)**	**10,388,723**	**64,273,935**	**2,540,319**	**(11,634)**	**2,528,685**
- Foreign currency	53,678,951	2,580,952	-	2,580,952	62,442,929	2,569,853	-	2,569,853
- Other	10,189,351	7,830,117	(22,346)	7,807,771	1,831,006	(29,534)	(11,634)	(41,168)
Sale commitments:	**63,926,755**	**(10,715,379)**	**(119)**	**(10,715,498)**	**47,310,325**	**(1,099,617)**	**(17,442)**	**(1,117,059)**
- Foreign currency (2)	61,109,450	(3,466,436)	-	(3,466,436)	46,463,548	(1,522,017)	-	(1,522,017)
- Other	2,817,305	(7,248,943)	(119)	(7,249,062)	846,777	422,400	(17,442)	404,958
Swap contracts								
Assets (long position):	**1,058,229,098**	**5,701,724**	**3,069,732**	**8,771,456**	**1,080,360,424**	**9,792,714**	**3,841,711**	**13,634,425**
- Interbank market	338,711,693	2,443,266	153,649	2,596,915	57,567,711	949,727	3,611,358	4,561,085
- Fixed rate	111,811,393	1,310,199	451,509	1,761,708	692,873,598	893,378	(513,808)	379,570
- Foreign currency	559,429,357	1,681,879	612,515	2,294,394	319,020,245	7,213,979	258,094	7,472,073
- IGPM (General Index of market pricing)	-	-	-	-	41,362	41,466	399	41,865

R$ thousands

	On June 30, 2025				On December 31, 2024			
	Notional value	Amortized cost	Fair Value Adjustment	Fair Value	Notional value	Amortized cost	Fair Value Adjustment	Fair Value
- Other	48,276,655	266,380	1,852,059	2,118,439	10,857,508	694,164	485,668	1,179,832
Liabilities (short position):	**659,481,412**	**(6,339,970)**	**(602,407)**	**(6,942,377)**	**934,060,342**	**(10,271,413)**	**(702,357)**	**(10,973,770)**
- Interbank market	27,076,058	(641,167)	(931,097)	(1,572,264)	246,185,275	(1,575,404)	(832,866)	(2,408,270)
- Fixed rate	538,455,591	(846,462)	(42,089)	(888,551)	477,454,859	(221,059)	(93,611)	(314,670)
- Foreign currency	58,392,083	(3,038,139)	14,218	(3,023,921)	202,546,445	(7,735,810)	208,073	(7,527,737)
- IGPM (General Index of market pricing)	103,000	(149,662)	14,792	(134,870)	103,000	(157,830)	(1,063)	(158,893)
- Other	35,454,680	(1,664,540)	341,769	(1,322,771)	7,770,763	(581,310)	17,110	(564,200)
Total	**3,404,731,118**	**(1,935,075)**	**2,958,367**	**1,023,292**	**3,857,952,518**	**333,487**	**3,260,887**	**3,594,374**

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$39,124,975 thousand (R$59,956,404 thousand on December 31, 2024); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$7,137,537 thousand (R$24,468,458 thousand on December 31, 2024); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$37,744,983 thousand (R$42,019,674 thousand on December 31, 2024).

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Risk received in credit swaps - Notional	**1,161,980**	**1,954,290**
- Debt securities issued by companies	801,566	783,357
- Brazilian government bonds	360,414	714,560
- Foreign government bonds	-	456,373
Risk transferred in credit swaps - Notional	**(136,427)**	**(1,120,806)**
- Companies bonds	(136,427)	(154,807)
- Brazilian government bonds	-	(705,922)
- Foreign government bonds	-	(260,077)

The contracts related to credit derivative transactions described above are due in 2031. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion is recognized directly in the statement of income.

	R$ thousands			
Strategy	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
On June 30, 2025				
Hedge of interest receipts from investments in securities (1)	7,137,537	7,264,877	(87,490)	(48,119)
Hedge of interest payments on funding (1)	39,124,975	39,066,419	(238,183)	(131,161)
On December 31, 2024				
Hedge of interest receipts from investments in securities (1)	24,468,458	24,913,057	(147,831)	(81,307)
Hedge of interest payments on funding (1)	59,956,404	61,308,525	258,194	142,045

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3, Swaps and e FED funds, with the maturity dates until 2032, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the

result of the hedged item. For the six-month period ended June 30, 2025, the amount of R$696,246 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI for the six-month period ended June 30, 2025 is R$9,042 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no reclassifications for the result of amounts recorded in other comprehensive income for the six-month period ended June 30, 2025.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Group. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,336,234	5,031,325	(1,046,308)	(548,710)
Total on June 30, 2025	**5,336,234**	**5,031,325**	**(1,046,308)**	**(548,710)**
Hedge of exchange variation on future cash flows (1)	5,603,750	5,166,624	(1,536,225)	(805,635)
Total on December 31, 2024	**5,603,750**	**5,166,624**	**(1,536,225)**	**(805,635)**

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

There were reclassifications to the result of amounts recorded in other comprehensive income, for the six-month period ended June 30, 2025, totaling R$3,673 thousand.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Group, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Group particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Group intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On June 30, 2025			On December 31, 2024		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	209,272,278	-	209,272,278	178,260,906	-	178,260,906
Derivative financial instruments	20,725,019	-	20,725,019	19,834,985	-	19,834,985
Financial liabilities						
Securities sold under agreements to repurchase	210,364,440	-	210,364,440	165,916,852	-	165,916,852
Derivative financial instruments	19,701,727	-	19,701,727	16,240,611	-	16,240,611

In the periods on June 30, 2025 and 2024, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	107,206,948	545,853	(6,175,340)	101,577,461
Corporate debt securities	4,800,717	76,764	(115,687)	4,761,794
Bank debt securities	721,141	278	(6,735)	714,684
Brazilian government bonds issued abroad	5,858,389	39,601	(45,331)	5,852,659
Foreign governments securities	6,837,052	15,277	(1,545)	6,850,784
Mutual funds	87,032	26,654	-	113,686
Marketable equity securities and other stocks	6,067,416	391,385	(1,860,275)	4,598,526
Balance on June 30, 2025	**131,578,695**	**1,095,812**	**(8,204,913)**	**124,469,594**
Brazilian government bonds	130,816,058	499,809	(7,486,852)	123,829,015
Corporate debt securities	1,668,220	50,109	(68,505)	1,649,824
Bank debt securities	4,058,853	2,427	(48,983)	4,012,297
Brazilian government bonds issued abroad	8,898,238	193,226	(131,131)	8,960,333
Foreign governments securities	8,309,452	15,206	-	8,324,658
Mutual funds	4,928,849	22,948	(3)	4,951,794
Marketable equity securities and other stocks	6,781,513	271,002	(2,487,852)	4,564,663
Balance on December 31, 2024	**165,461,183**	**1,054,727**	**(10,223,326)**	**156,292,584**

b) Maturity

				R$ thousands
	On June 30, 2025		On December 31, 2024	
	Amortized cost	Fair Value	Amortized cost	Fair value
Due within one year	25,332,666	25,301,479	51,518,105	51,438,404
From 1 to 5 years	34,995,091	34,250,506	38,658,601	37,659,332
From 5 to 10 years	37,099,382	35,724,646	36,055,172	34,657,222
Over 10 years	27,997,108	24,480,751	27,518,943	23,021,169
No stated maturity	6,154,448	4,712,212	11,710,362	9,516,457
Total	**131,578,695**	**124,469,594**	**165,461,183**	**156,292,584**

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$20,107,561 thousand on June 30, 2025 (R$31,880,243 thousand on December 31, 2024), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousands
	Cost	Adjustments to Fair value	Fair value
Marketable equity securities and other stocks	6,067,416	(1,468,890)	4,598,526
Total on June 30, 2025	**6,067,416**	**(1,468,890)**	**4,598,526**
Marketable equity securities and other stocks	6,781,513	(2,216,850)	4,564,663
Total on December 31, 2024	**6,781,513**	**(2,216,850)**	**4,564,663**

The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2023	**41,160**	**2,979**	**92,745**	**136,884**
Transferred to Stage 1	-	(12)	(378)	(390)
Transferred to Stage 2	(17)	-	-	(17)
Transferred to Stage 3	(345)	-	-	(345)
Transfer from Stage 1	-	17	345	362
Transfer from Stage 2	12	-	-	12
Transfer from Stage 3	378	-	-	378
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(15,203)	(997)	18,356	2,156
Expected loss of financial assets at FVOCI on June 30, 2024	**25,985**	**1,987**	**111,068**	**139,040**
Expected loss of financial assets at FVOCI on December 31, 2024	**9,640**	**1,543**	**3,123**	**14,306**
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	13,885	(1,543)	-	12,342
Expected loss of financial assets at FVOCI on June 30, 2025	**23,525**	**-**	**3,123**	**26,648**

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (1)	Gross unrealized losses (1)	Fair value
Securities:				
Brazilian government bonds	132,191,159	705,199	(7,296,215)	125,600,143
Bank debt securities and corporate debt securities	122,612,444	2,028,912	(3,640,898)	121,000,458
Balance on June 30, 2025	**254,803,603**	**2,734,111**	**(10,937,113)**	**246,600,601**
Securities:				
Brazilian government bonds	145,278,232	3,032,908	(8,559,744)	139,751,396
Bank debt securities and corporate debt securities	121,713,735	23,020	(392,053)	121,344,702
Balance on December 31, 2024	**266,991,967**	**3,055,928**	**(8,951,797)**	**261,096,098**

(1) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

				R$ thousands
	On June 30, 2025		On December 31, 2024	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	46,910,552	46,432,843	60,043,632	59,988,685
From 1 to 5 years	141,843,165	139,204,718	148,260,712	147,475,479
From 5 to 10 years	33,887,773	32,606,292	32,891,366	32,474,161
Over 10 years	32,162,113	28,356,748	25,796,257	21,157,773
Total	**254,803,603**	**246,600,601**	**266,991,967**	**261,096,098**

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$34,184,790 thousand on June 30, 2025 (R$75,296,338 thousand on December 31, 2024), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2023	**370,902**	**186,825**	**4,587,539**	**5,145,266**
Transferred to Stage 1	-	(2,511)	(1,399)	(3,910)
Transferred to Stage 2	(1,606)	-	(1,238)	(2,844)
Transferred to Stage 3	(1,746)	(125,369)	-	(127,115)
Transfer from Stage 1	-	1,606	1,746	3,352
Transfer from Stage 2	2,511	-	125,369	127,880
Transfer from Stage 3	1,399	1,238	-	2,637
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	180,938	5,329	(436,885)	(250,618)
Expected loss of financial assets at amortized cost on June 30, 2024	**552,398**	**67,118**	**4,275,132**	**4,894,648**
Expected loss of financial assets at amortized cost on December 31, 2024	**703,833**	**50,111**	**5,403,056**	**6,157,000**
Transferred to Stage 1	-	(2,044)	(5,799)	(7,843)
Transferred to Stage 2	(7,797)	-	(12,894)	(20,691)
Transferred to Stage 3	(3,857)	(8,576)	-	(12,433)
Transfer from Stage 1	-	7,797	3,857	11,654
Transfer from Stage 2	2,044	-	8,576	10,620
Transfer from Stage 3	5,799	12,894	-	18,693
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	12,940	51,021	(296,708)	(232,747)
Expected loss of financial assets at amortized cost on June 30, 2025	**712,962**	**111,203**	**5,100,088**	**5,924,253**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Reverse repurchase agreements (1)	209,272,278	178,260,906
Loans to financial institutions	13,853,877	18,160,221
Expected credit loss	-	(187,829)
Total	**223,126,155**	**196,233,298**

(1) On June 30, 2025, it included financial investments given in guarantee in the amount of R$155,288,442 thousand (R$151,175,863 thousand on December 31, 2024).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Companies	**316,290,614**	**316,936,343**
- Financing and On-lending	**132,074,518**	**132,471,486**
- Financing and export	38,991,490	40,904,095
- Housing loans	31,393,259	30,655,876
- Onlending BNDES/Finame	20,519,345	20,475,116
- Vehicle loans	22,230,135	21,934,635
- Import	12,262,793	12,505,529
- Leases	6,677,496	5,996,235
- Borrowings	**167,509,189**	**169,958,833**
- Working capital	110,820,216	100,012,698
- Rural loans	11,951,701	11,811,476
- Other	44,737,272	58,134,659
- Limit operations (1)	**16,706,907**	**14,506,024**
Individuals	**421,386,000**	**403,303,243**
- Financing and On-lending	**155,150,234**	**144,876,576**
- Housing loans	111,219,616	102,627,589
- Vehicle loans	36,597,258	34,962,102
- Onlending BNDES/Finame	6,892,099	6,927,661
- Other	441,261	359,224
- Borrowings	**183,399,130**	**177,325,731**
- Personal credit	149,210,270	140,843,129
- Rural loans	15,271,823	15,530,021
- Other	18,917,037	20,952,581
- Limit operations (1)	**82,836,636**	**81,100,936**
Total portfolio	**737,676,614**	**720,239,586**
Expected credit loss	**(47,646,026)**	**(47,857,481)**
Total of net loans and advances to customers	**690,030,588**	**672,382,105**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Gross investments in finance lease receivables:		
Up to one year	276,674	2,247,876
From one to five years	5,475,852	3,791,737
Over five years	1,155,770	196,239
Impairment loss on finance lease receivables	(113,205)	(54,241)
Net investment	**6,795,091**	**6,181,611**
Net investments in finance lease:		
Up to one year	270,589	2,227,115
From one to five years	5,399,491	3,760,889
Over five years	1,125,011	193,607
Total	**6,795,091**	**6,181,611**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2025
Companies	**284,237,991**	**(4,012,631)**	**(1,853,084)**	**803,396**	**141,835**	**115,562,127**	**(111,756,056)**	**-**	**283,123,578**
- Financing	125,114,754	(1,257,848)	(314,131)	194,567	63,683	41,444,993	(40,631,656)	-	124,614,362
- Borrowings	146,737,983	(2,460,994)	(1,424,489)	538,668	73,220	70,794,909	(70,019,164)	-	144,240,133
- Revolving	12,385,254	(293,789)	(114,464)	70,161	4,932	3,322,225	(1,105,236)	-	14,269,083
Individuals	**347,118,719**	**(7,666,251)**	**(3,459,026)**	**2,709,251**	**1,077,576**	**98,815,192**	**(75,042,132)**	**-**	**363,553,329**
- Financing	132,000,312	(3,261,698)	(1,058,750)	1,042,958	198,394	27,699,471	(15,774,639)	-	140,846,048
- Borrowings	149,534,314	(2,877,000)	(2,218,455)	1,176,466	435,725	59,815,514	(50,220,491)	-	155,646,073
- Revolving	65,584,093	(1,527,553)	(181,821)	489,827	443,457	11,300,207	(9,047,002)	-	67,061,208
Total	**631,356,710**	**(11,678,882)**	**(5,312,110)**	**3,512,647**	**1,219,411**	**214,377,319**	**(186,798,188)**	**-**	**646,676,907**

R$ thousands

Stage 2	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2025
Companies	**6,946,383**	**(803,396)**	**(1,799,119)**	**4,012,631**	**127,036**	**2,504,479**	**(2,308,946)**	**-**	**8,679,068**
- Financing	1,861,939	(194,567)	(263,662)	1,257,848	10,731	233,141	(617,521)	-	2,287,909
- Borrowings	4,363,096	(538,668)	(1,355,709)	2,460,994	110,830	1,856,099	(1,410,420)	-	5,486,222
- Revolving	721,348	(70,161)	(179,748)	293,789	5,475	415,239	(281,005)	-	904,937
Individuals	**21,911,700**	**(2,709,251)**	**(4,303,957)**	**7,666,251**	**1,696,056**	**5,336,674**	**(5,019,730)**	**-**	**24,577,743**
- Financing	8,443,459	(1,042,958)	(1,045,732)	3,261,698	141,959	546,925	(1,275,250)	-	9,030,101
- Borrowings	9,169,428	(1,176,466)	(2,240,079)	2,877,000	1,424,827	2,671,993	(2,072,797)	-	10,653,906
- Revolving	4,298,813	(489,827)	(1,018,146)	1,527,553	129,270	2,117,756	(1,671,683)	-	4,893,736
Total	**28,858,083**	**(3,512,647)**	**(6,103,076)**	**11,678,882**	**1,823,092**	**7,841,153**	**(7,328,676)**	**-**	**33,256,811**

Stage 3	R$ thousands								
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2025
Companies	**25,751,969**	**(141,835)**	**(127,036)**	**1,853,084**	**1,799,119**	**7,143,280**	**(6,599,912)**	**(5,190,701)**	**24,487,968**
- Financing	5,494,795	(63,683)	(10,731)	314,131	263,662	198,258	(751,197)	(272,684)	5,172,551
- Borrowings	18,857,751	(73,220)	(110,830)	1,424,489	1,355,709	6,395,376	(5,801,900)	(4,264,615)	17,782,760
- Revolving	1,399,423	(4,932)	(5,475)	114,464	179,748	549,646	(46,815)	(653,402)	1,532,657
Individuals	**34,272,824**	**(1,077,576)**	**(1,696,056)**	**3,459,026**	**4,303,957**	**9,018,498**	**(2,235,623)**	**(12,790,122)**	**33,254,928**
- Financing	4,432,804	(198,394)	(141,959)	1,058,750	1,045,732	183,188	(723,973)	(382,368)	5,273,780
- Borrowings	18,621,969	(435,725)	(1,424,827)	2,218,455	2,240,079	4,338,156	(551,460)	(7,905,346)	17,101,301
- Revolving	11,218,051	(443,457)	(129,270)	181,821	1,018,146	4,497,154	(960,190)	(4,502,408)	10,879,847
Total	**60,024,793**	**(1,219,411)**	**(1,823,092)**	**5,312,110**	**6,103,076**	**16,161,778**	**(8,835,535)**	**(17,980,823)**	**57,742,896**

Consolidated - All stages	R$ thousands				
	Balance on December 31, 2024	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2025
Companies	**316,936,343**	**125,209,886**	**(120,664,914)**	**(5,190,701)**	**316,290,614**
- Financing	132,471,488	41,876,392	(42,000,374)	(272,684)	132,074,822
- Borrowings	169,958,830	79,046,384	(77,231,484)	(4,264,615)	167,509,115
- Revolving	14,506,025	4,287,110	(1,433,056)	(653,402)	16,706,677
Individuals	**403,303,243**	**113,170,364**	**(82,297,485)**	**(12,790,122)**	**421,386,000**
- Financing	144,876,575	28,429,584	(17,773,862)	(382,368)	155,149,929
- Borrowings	177,325,711	66,825,663	(52,844,748)	(7,905,346)	183,401,280
- Revolving	81,100,957	17,915,117	(11,678,875)	(4,502,408)	82,834,791
Total	**720,239,586**	**238,380,250**	**(202,962,399)**	**(17,980,823)**	**737,676,614**

Stage 1									R$ thousands
	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2024
Companies	**230,134,580**	**(3,046,257)**	**(1,853,990)**	**1,258,381**	**99,128**	**106,502,621**	**(82,602,885)**	**-**	**250,491,578**
- Financing	97,907,233	(1,094,960)	(506,107)	271,455	6,157	40,119,698	(23,984,830)	-	112,718,646
- Borrowings	121,553,604	(1,698,402)	(1,088,647)	896,805	89,456	64,249,550	(57,533,314)	-	126,469,052
- Revolving	10,673,743	(252,895)	(259,236)	90,121	3,515	2,133,373	(1,084,741)	-	11,303,880
Individuals	**298,686,536**	**(6,250,361)**	**(4,208,175)**	**4,058,261**	**464,733**	**86,137,389**	**(59,421,174)**	**-**	**319,467,209**
- Financing	114,370,195	(2,710,424)	(795,781)	2,102,417	98,965	25,714,440	(17,099,062)	-	121,680,750
- Borrowings	126,474,656	(2,010,045)	(1,615,054)	1,124,485	271,333	53,200,547	(38,254,610)	-	139,191,312
- Revolving	57,841,685	(1,529,892)	(1,797,340)	831,359	94,435	7,222,402	(4,067,502)	-	58,595,147
Total	**528,821,116**	**(9,296,618)**	**(6,062,165)**	**5,316,642**	**563,861**	**192,640,010**	**(142,024,059)**	**-**	**569,958,787**

Stage 2									R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2024
Companies	**12,538,317**	**(1,258,381)**	**(4,260,413)**	**3,046,257**	**358,255**	**1,672,312**	**(4,613,224)**	**-**	**7,483,123**
- Financing	1,909,771	(271,455)	(294,443)	1,094,960	6,279	306,083	(704,090)	-	2,047,105
- Borrowings	9,848,560	(896,805)	(3,719,088)	1,698,402	342,512	1,264,476	(3,762,664)	-	4,775,393
- Revolving	779,986	(90,121)	(246,882)	252,895	9,464	101,753	(146,470)	-	660,625
Individuals	**22,711,786**	**(4,058,261)**	**(4,234,332)**	**6,250,361**	**963,350**	**3,071,546**	**(4,797,781)**	**-**	**19,906,669**
- Financing	9,342,632	(2,102,417)	(969,870)	2,710,424	52,700	753,284	(1,651,113)	-	8,135,640
- Borrowings	8,719,543	(1,124,485)	(1,589,367)	2,010,045	812,737	1,855,207	(2,994,087)	-	7,689,593
- Revolving	4,649,611	(831,359)	(1,675,095)	1,529,892	97,913	463,055	(152,581)	-	4,081,436
Total	**35,250,103**	**(5,316,642)**	**(8,494,745)**	**9,296,618**	**1,321,605**	**4,743,858**	**(9,411,005)**	**-**	**27,389,792**

R$ thousands

Stage 3	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2024
Companies	**26,748,453**	**(99,128)**	**(358,255)**	**1,853,990**	**4,260,413**	**8,996,687**	**(5,902,844)**	**(8,650,991)**	**26,848,325**
- Financing	4,912,796	(6,157)	(6,279)	506,107	294,443	77,002	191,906	(1,150,145)	4,819,673
- Borrowings	19,843,042	(89,456)	(342,512)	1,088,647	3,719,088	8,718,899	(5,996,151)	(6,519,111)	20,422,446
- Revolving	1,992,615	(3,515)	(9,464)	259,236	246,882	200,786	(98,599)	(981,735)	1,606,206
Individuals	**38,867,027**	**(464,733)**	**(963,350)**	**4,208,175**	**4,234,332**	**8,166,579**	**(5,073,185)**	**(13,541,935)**	**35,432,910**
- Financing	4,052,392	(98,965)	(52,700)	795,781	969,870	240,695	(762,485)	(902,189)	4,242,399
- Borrowings	20,411,507	(271,333)	(812,737)	1,615,054	1,589,367	6,944,114	(4,225,135)	(6,320,827)	18,930,010
- Revolving	14,403,128	(94,435)	(97,913)	1,797,340	1,675,095	981,770	(85,565)	(6,318,919)	12,260,501
Total	**65,615,480**	**(563,861)**	**(1,321,605)**	**6,062,165**	**8,494,745**	**17,163,266**	**(10,976,029)**	**(22,192,926)**	**62,281,235**

R$ thousands

Consolidated - All stages	Balance on December 31, 2023	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2024
Companies	**269,421,350**	**117,171,620**	**(93,118,953)**	**(8,650,991)**	**284,823,026**
- Financing	104,729,800	40,502,783	(24,497,014)	(1,150,145)	119,585,424
- Borrowings	151,245,206	74,232,925	(67,292,129)	(6,519,111)	151,666,891
- Revolving	13,446,344	2,435,912	(1,329,810)	(981,735)	13,570,711
Individuals	**360,265,349**	**97,375,514**	**(69,292,140)**	**(13,541,935)**	**374,806,788**
- Financing	127,765,219	26,708,419	(19,512,660)	(902,189)	134,058,789
- Borrowings	155,605,706	61,999,868	(45,473,832)	(6,320,827)	165,810,915
- Revolving	76,894,424	8,667,227	(4,305,648)	(6,318,919)	74,937,084
Total	**629,686,699**	**214,547,134**	**(162,411,093)**	**(22,192,926)**	**659,629,814**

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

Stage 1									R$ thousands
	Balance on December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**3,745,866**	**(128,384)**	**(91,628)**	**74,304**	**72,624**	**1,275,717**	**(1,401,669)**	**-**	**3,546,830**
- Financing	1,503,946	(28,675)	(6,088)	18,269	30,423	294,320	(504,012)	-	1,308,183
- Borrowings	1,669,722	(87,053)	(75,954)	52,443	37,452	850,947	(837,578)	-	1,609,979
- Revolving	572,198	(12,656)	(9,586)	3,592	4,749	130,450	(60,079)	-	628,668
Individuals	**7,257,404**	**(249,115)**	**(204,471)**	**287,333**	**482,759**	**1,990,988**	**(2,147,750)**	**-**	**7,417,148**
- Financing	374,887	(28,042)	(17,426)	40,791	46,641	101,800	(124,720)	-	393,931
- Borrowings	3,461,557	(150,587)	(168,913)	213,776	225,003	1,323,013	(1,421,571)	-	3,482,278
- Revolving	3,420,960	(70,486)	(18,132)	32,766	211,115	566,175	(601,459)	-	3,540,939
Total	**11,003,270**	**(377,499)**	**(296,099)**	**361,637**	**555,383**	**3,266,705**	**(3,549,419)**	**-**	**10,963,978**

Stage 2									R$ thousands
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**1,015,120**	**(74,304)**	**(357,763)**	**128,384**	**74,963**	**353,484**	**(76,268)**	**-**	**1,063,616**
- Financing	258,842	(18,269)	(53,560)	28,675	5,156	42,702	18,448	-	281,994
- Borrowings	620,261	(52,443)	(236,156)	87,053	66,784	187,198	(78,388)	-	594,309
- Revolving	136,017	(3,592)	(68,047)	12,656	3,023	123,584	(16,328)	-	187,313
Individuals	**3,200,306**	**(287,333)**	**(1,397,402)**	**249,115**	**923,786**	**1,338,768**	**(380,972)**	**-**	**3,646,268**
- Financing	404,722	(40,791)	(130,176)	28,042	38,057	60,594	74,710	-	435,158
- Borrowings	2,107,776	(213,776)	(931,623)	150,587	833,872	716,558	(271,468)	-	2,391,926
- Revolving	687,808	(32,766)	(335,603)	70,486	51,857	561,616	(184,214)	-	819,184
Total	**4,215,426**	**(361,637)**	**(1,755,165)**	**377,499**	**998,749**	**1,692,252**	**(457,240)**	**-**	**4,709,884**

Stage 3	R$ thousands								
	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**15,492,712**	**(72,624)**	**(74,963)**	**91,628**	**357,763**	**3,439,540**	**812,778**	**(5,190,701)**	**14,856,133**
- Financing	2,149,523	(30,423)	(5,156)	6,088	53,560	107,544	55,195	(272,684)	2,063,647
- Borrowings	12,483,496	(37,452)	(66,784)	75,954	236,156	3,071,304	358,040	(4,264,615)	11,856,099
- Revolving	859,693	(4,749)	(3,023)	9,586	68,047	260,692	399,543	(653,402)	936,387
Individuals	**20,851,509**	**(482,759)**	**(923,786)**	**204,471**	**1,397,402**	**5,156,716**	**7,239,742**	**(12,790,122)**	**20,653,173**
- Financing	1,710,662	(46,641)	(38,057)	17,426	130,176	85,008	698,758	(382,368)	2,174,964
- Borrowings	12,317,493	(225,003)	(833,872)	168,913	931,623	2,707,893	4,559,590	(7,905,346)	11,721,291
- Revolving	6,823,354	(211,115)	(51,857)	18,132	335,603	2,363,815	1,981,394	(4,502,408)	6,756,918
Total	**36,344,221**	**(555,383)**	**(998,749)**	**296,099**	**1,755,165**	**8,596,256**	**8,052,520**	**(17,980,823)**	**35,509,306**

Consolidated - All stages	R$ thousands				
	Balance on December 31, 2024	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**20,253,698**	**5,068,741**	**(665,159)**	**(5,190,701)**	**19,466,579**
- Financing	3,912,311	444,566	(430,369)	(272,684)	3,653,824
- Borrowings	14,773,479	4,109,449	(557,926)	(4,264,615)	14,060,387
- Revolving	1,567,908	514,726	323,136	(653,402)	1,752,368
Individuals	**31,309,219**	**8,486,472**	**4,711,020**	**(12,790,122)**	**31,716,589**
- Financing	2,490,271	247,402	648,748	(382,368)	3,004,053
- Borrowings	17,886,826	4,747,464	2,866,551	(7,905,346)	17,595,495
- Revolving	10,932,122	3,491,606	1,195,721	(4,502,408)	11,117,041
Total	**51,562,917**	**13,555,213**	**4,045,861**	**(17,980,823)**	**51,183,168**

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2024
Companies	**3,710,730**	**(133,079)**	**(127,484)**	**184,042**	**41,184**	**1,341,019**	**(1,701,587)**	**-**	**3,314,825**
- Financing	1,269,857	(20,794)	(10,857)	73,338	2,263	326,990	(298,435)	-	1,342,362
- Borrowings	1,919,049	(98,314)	(98,273)	103,638	37,121	917,992	(1,332,953)	-	1,448,260
- Revolving	521,824	(13,971)	(18,354)	7,066	1,800	96,037	(70,199)	-	524,203
Individuals	**6,245,565**	**(224,902)**	**(229,668)**	**314,510**	**205,451**	**1,773,627**	**(1,573,716)**	**-**	**6,510,867**
- Financing	437,273	(35,182)	(17,688)	86,117	22,102	113,265	(212,943)	-	392,944
- Borrowings	2,457,473	(102,015)	(108,326)	167,444	121,084	1,227,682	(1,004,179)	-	2,759,163
- Revolving	3,350,819	(87,705)	(103,654)	60,949	62,265	432,680	(356,594)	-	3,358,760
Total	**9,956,295**	**(357,981)**	**(357,152)**	**498,552**	**246,635**	**3,114,646**	**(3,275,303)**	**-**	**9,825,692**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2024
Companies	**2,407,449**	**(184,042)**	**(1,037,395)**	**133,079**	**142,679**	**346,791**	**(527,233)**	**-**	**1,281,328**
- Financing	277,782	(73,338)	(67,379)	20,794	2,596	55,165	141,589	-	357,209
- Borrowings	1,968,250	(103,638)	(892,405)	98,314	136,237	266,746	(684,549)	-	788,955
- Revolving	161,417	(7,066)	(77,611)	13,971	3,846	24,880	15,727	-	135,164
Individuals	**3,073,021**	**(314,510)**	**(1,168,548)**	**224,902**	**369,815**	**670,387**	**(47,181)**	**-**	**2,807,886**
- Financing	468,003	(86,117)	(99,568)	35,182	14,620	74,480	120,070	-	526,670
- Borrowings	1,860,757	(167,444)	(621,227)	102,015	312,624	492,593	(358,225)	-	1,621,093
- Revolving	744,261	(60,949)	(447,753)	87,705	42,571	103,314	190,974	-	660,123
Total	**5,480,470**	**(498,552)**	**(2,205,943)**	**357,981**	**512,494**	**1,017,178**	**(574,414)**	**-**	**4,089,214**

Stage 3	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2024
									R$ thousands
Companies	**17,045,918**	**(41,184)**	**(142,679)**	**127,484**	**1,037,395**	**3,977,223**	**2,215,903**	**(8,650,991)**	**15,569,069**
- Financing	2,405,662	(2,263)	(2,596)	10,857	67,379	47,452	613,775	(1,150,145)	1,990,121
- Borrowings	13,348,041	(37,121)	(136,237)	98,273	892,405	3,826,922	1,066,743	(6,519,111)	12,539,915
- Revolving	1,292,215	(1,800)	(3,846)	18,354	77,611	102,849	535,385	(981,735)	1,039,033
Individuals	**21,179,127**	**(205,451)**	**(369,815)**	**229,668**	**1,168,548**	**3,653,960**	**7,269,778**	**(13,541,935)**	**19,383,880**
- Financing	1,380,788	(22,102)	(14,620)	17,688	99,568	81,276	927,708	(902,189)	1,568,117
- Borrowings	10,928,409	(121,084)	(312,624)	108,326	621,227	3,031,166	2,381,688	(6,320,827)	10,316,281
- Revolving	8,869,930	(62,265)	(42,571)	103,654	447,753	541,518	3,960,382	(6,318,919)	7,499,482
Total	**38,225,045**	**(246,635)**	**(512,494)**	**357,152**	**2,205,943**	**7,631,183**	**9,485,681**	**(22,192,926)**	**34,952,949**

Consolidated - All stages	Balance on December 31, 2023	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2024
					R$ thousands
Companies	**23,164,097**	**5,665,033**	**(12,917)**	**(8,650,991)**	**20,165,222**
- Financing	3,953,301	429,607	456,929	(1,150,145)	3,689,692
- Borrowings	17,235,340	5,011,660	(950,759)	(6,519,111)	14,777,130
- Revolving	1,975,456	223,766	480,913	(981,735)	1,698,400
Individuals	**30,497,713**	**6,097,974**	**5,648,881**	**(13,541,935)**	**28,702,633**
- Financing	2,286,064	269,021	834,835	(902,189)	2,487,731
- Borrowings	15,246,639	4,751,441	1,019,284	(6,320,827)	14,696,537
- Revolving	12,965,010	1,077,512	3,794,762	(6,318,919)	11,518,365
Total	**53,661,810**	**11,763,007**	**5,635,964**	**(22,192,926)**	**48,867,855**

(1) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Group's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On June 30, 2025 - R$ thousands			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	-	-	(280,969)
Simulation 2	-	100%	-	(1,113,763)
Simulation 3	-	-	100%	639,424

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands			
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Amount recorded	9,105,156	9,291,167	17,866,902	17,398,971
Amount recovered	(1,412,199)	(1,473,301)	(2,719,118)	(2,763,466)
Expected loss on loans and advances	**7,692,957**	**7,817,866**	**15,147,784**	**14,635,505**

g) Loans and advances to customers restructured

The total balance of "Loans and advances with expected loss" includes restructured loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Restructured loans may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such restructured is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of restructured loans and advances to customers:

	R$ thousands	
	On June 30, 2025	On June 30, 2024
Opening balance	**34,755,068**	**39,111,735**
Amount restructured	9,346,545	15,015,299
Amount received/Others (1)	(7,109,584)	(9,880,174)
Write-offs	(6,938,268)	(6,372,851)
Closing balance	**30,053,761**	**37,874,009**
Expected loss on loans and advances	**(16,014,639)**	**(16,802,554)**
Total restructured loans and advances to customers, net of impairment at the end of the year	**14,039,122**	**21,071,455**
Impairment on restructured loans and advances as a percentage of renegotiated portfolio	53.3%	44.4%
Total restructured loans and advances as a percentage of the total loan portfolio	4.1%	5.7%
Total restructured loans and advances as a percentage of the total loans portfolio, net of impairment	4.4%	6.2%

(1) Includes the settlement of restructured contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new restructured terms, management considers ceasing accrual from that point.

Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from restructured, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Non-current assets held for sale		
Real estate	1,099,448	1,082,436
Vehicles and similar	490,039	343,948
Machinery and equipment	1,380	546
Other (1)	2,125,536	2,068,020
Total	**3,716,403**	**3,494,950**

(1) Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale.

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

Companies										R$ thousands
	On June 30, 2025							For the six-month period ended June 30, 2025		
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	119,535	6,551,064	2,499,200	5,893,828	2,578,549	20,138	470,588	100,690
Tecnologia Bancária S.A. (3)	24.55%	24.32%	247,992	854,272	2,431,618	811,936	1,483,001	6,714	1,440,480	27,348
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	519,686	3,063,852	2,166,795	3,282,399	885,401	8,217	1,106,287	20,543
Elo Participações Ltda. (4)	50.01%	50.01%	622,558	1,071,893	5,294,969	599,653	4,394,930	398,555	876,628	796,051
Others (5)			10,809,467					449,104		
Total on June 30, 2025			**12,319,238**					**882,728**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Revenue from financial intermediation or revenue from the provision of services;
(3) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation;
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment; and
(5) Primarily includes investments in Cielo S.A and Banco John Deere. Organization received dividends of R$123,957 thousand in the six-month period ended June 30, 2025 from Cielo S.A

Companies										R$ thousands
	On December 31, 2024							For the six-month period ended June 30, 2024		
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	98,243	5,099,950	1,945,607	4,559,541	1,994,799	(1,990)	339,338	(9,949)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	241,277	854,080	2,354,233	774,316	1,471,727	10,970	1,387,393	44,679
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	552,687	2,667,390	2,356,236	3,026,387	854,949	6,863	1,294,437	17,157
Elo Participações Ltda. (4)	50.01%	50.01%	2,263,011	963,331	4,746,612	965,266	91,253	489,762	63,109	951,772
Others (5) (6)			7,873,794					426,391		
Total on December 31, 2024			**11,029,012**							
Total on June 30, 2024								**931,996**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Revenue from financial intermediation or revenue from the provision of services;
(3) Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days. In the year ended December 31, 2024, the Group received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Group received dividends of R$64,922 thousand in the year ended December 31, 2024 from Empresa Elo Participações Ltda;
(5) In August 2024, the auction of the unified tender offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category "A" to "B" with the Brazilian securities and Exchange Comission (CVM) and exit from the New segment Market of B3 S.A., with this, the Group's total equity interest in Cielo S.A. increased to 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total equity interest was 31.41%, with direct participation being 30.06%). The Group received from Cielo S.A, interest on equity of R$151,453 thousand, in the year ended December 31, 2024; and
(5) Primarily includes investment in publicly held companies and Cielo S.A.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

	R$ thousands	
	2025	2024
Initial balances	**11,029,012**	**9,616,840**
Acquisitions	2,728,230	-
Share of profit of associate and joint ventures	882,728	931,996
Dividends/Interest on equity	(2,152,378)	(157,177)
Other	(168,354)	73,748
Balance on June 30	**12,319,238**	**10,465,407**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

	R$ thousands			
	Depreciation rate	Cost	Accumulated depreciation	Net notional value
Buildings	4%	4,550,707	(1,448,397)	3,102,310
Land	-	846,078	-	846,078
Installations, property and equipment for use	10%	5,908,275	(3,588,215)	2,320,060
Security and communication systems	10% to 20%	383,160	(267,375)	115,785
Data processing systems	20% to 40%	7,048,830	(4,459,279)	2,589,551
Transportation systems	10% to 20%	330,210	(125,908)	204,302
Balance on June 30, 2025 (1)		**19,067,260**	**(9,889,174)**	**9,178,086**
Buildings	4%	8,251,334	(5,391,615)	2,859,719
Land	-	871,952	-	871,952
Installations, property and equipment for use	10%	5,573,061	(2,866,228)	2,706,833
Security and communication systems	10%	386,802	(267,132)	119,670
Data processing systems	20% to 40%	13,641,163	(10,208,530)	3,432,633
Transportation systems	10% to 20%	367,431	(137,794)	229,637
Balance on December 31, 2024		**29,091,743**	**(18,871,299)**	**10,220,444**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

R$ thousands

	Buildings	Land	Facilities, furniture and installations property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total (1)
Balance on December 31, 2023	**3,610,211**	**912,088**	**3,074,492**	**126,350**	**3,305,062**	**89,806**	**11,118,009**
Additions / (reductions)	(49,208)	(11,976)	(303,794)	17,490	1,503,717	153,890	1,310,119
Depreciation (2)	(331,768)	-	(203,173)	(15,536)	(736,270)	(15,716)	(1,302,463)
Balance on June 30, 2024	**3,229,235**	**900,112**	**2,567,525**	**128,304**	**4,072,509**	**227,980**	**11,125,665**
Balance on December 31, 2024	**2,859,719**	**871,952**	**2,706,833**	**119,670**	**3,432,633**	**229,637**	**10,220,444**
Additions / (reductions)	551,563	(25,874)	138,105	10,438	(481,772)	(4,995)	187,465
Depreciation (2)	(308,972)	-	(524,878)	(14,323)	(361,310)	(20,340)	(1,229,823)
Balance on June 30, 2025	**3,102,310**	**846,078**	**2,320,060**	**115,785**	**2,589,551**	**204,302**	**9,178,086**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference of R$37,675 thousand (2024 - R$30,531 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

R$ thousands

	Goodwill	Intangible Assets				
		Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2023	**6,596,649**	**5,811,168**	**8,463,216**	**1,115,481**	**120,632**	**22,107,146**
Additions / (reductions)	133,993	698,571	1,380,786	106,581	171,852	**2,491,783**
Amortization (2)	-	(886,084)	(842,516)	(122,873)	(134,254)	**(1,985,727)**
Balance on June 30, 2024	**6,730,642**	**5,623,655**	**9,001,486**	**1,099,189**	**158,230**	**22,613,202**
Balance on December 31, 2024	**6,730,642**	**5,535,378**	**10,287,830**	**976,220**	**219,138**	**23,749,208**
Additions / (reductions)	512,455	571,094	1,536,854	-	105,323	**2,725,726**
Amortization (2)	-	(944,232)	(1,385,889)	(114,702)	(47,169)	**(2,491,992)**
Balance on June 30, 2025	**7,243,097**	**5,162,240**	**10,438,795**	**861,518**	**277,292**	**23,982,942**

(1) Rate of amortization: acquisition of rights to provide financial services in accordance with contract agreement; software – up to 10%; customer portfolio and others; and

(2) The difference of R$185,997 thousand (2024 - R$189,550 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

b) Composition of goodwill by segment

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Banking	6,742,457	6,230,002
Insurance	500,640	500,640
Total	**7,243,097**	**6,730,642**

The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2025 and 2024.

16) OTHER ASSETS

a) Other assets

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Financial assets (1) (2)	**84,060,956**	**81,195,242**
Foreign exchange transactions (3)	43,188,701	44,132,289
Debtors for guarantee deposits (4)	22,394,287	21,743,293
Securities trading	4,879,739	5,848,323
Trade and credit receivables	5,958,634	6,032,514
Receivables	7,639,595	3,438,823
Other assets	**15,653,822**	**15,824,815**
Other debtors	4,508,560	5,777,906
Prepaid expenses	4,599,989	3,568,136
Interbank and interdepartmental accounts	104,771	224,343
Other (5)	6,440,502	6,254,430
Total	**99,714,778**	**97,020,057**

(1) Financial assets accounted for at amortized cost;
(2) In 2025 and 2024, there were no expected losses for other financial assets;
(3) Mainly refers to purchases in foreign currency made by the Group on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;
(4) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and
(5) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Demand deposits	1,699,280	1,419,303
Interbank deposits	1,199,480	3,008,439
Securities sold under agreements to repurchase	300,950,861	283,049,765
Borrowings	40,835,366	46,769,666
Onlending	27,787,871	27,571,137
Total	**372,472,858**	**361,818,310**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Demand deposits	30,613,894	44,119,254
Savings deposits	127,352,640	132,502,157
Time deposits	481,298,376	467,717,052
Total	**639,264,910**	**644,338,463**

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Instruments Issued – Brazil:		
Real estate credit notes	68,652,508	55,865,741
Agribusiness notes	49,129,684	46,738,613
Financial bills	117,590,740	106,220,794
Letters property guaranteed	30,339,771	35,805,829
Subtotal	**265,712,703**	**244,630,977**
Securities – Overseas:		
MTN Program Issues (1)	10,854,530	9,529,345
Subtotal	**10,854,530**	**9,529,345**
Structured Operations Certificates	**4,822,944**	**3,817,022**
Total	**281,390,177**	**257,977,344**

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

b) Changes in securities issued

	R$ thousands	
	2025	2024
Opening balances on January 1	**257,977,344**	**244,966,258**
Issuance	68,141,958	30,492,604
Interest accrued	13,084,137	13,485,186
Settlement and interest payments	(59,028,326)	(35,802,171)
Exchange variation and others	1,215,064	1,114,067
Closing balance on June 30	**281,390,177**	**254,255,944**

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

Maturity				R$ thousands
	Original term in years	Nominal amount	On June 30, 2025	On December 31, 2024
In Brazil:				
Financial bills:				
2025	7	3,871,906	7,123,841	6,659,038
2027	7	401,060	688,017	640,590
2025	8	2,810,664	2,995,041	3,693,797
2026	8	694,800	1,277,014	1,193,335
2028	8	55,437	95,271	88,658
2030	8	2,368,200	3,616,606	3,365,783
2025	9	15,570	46,690	755,966
2027	9	89,700	175,241	163,973
2025	10	178,937	699,916	648,219
2026	10	196,196	615,003	571,365
2027	10	256,243	556,167	523,757
2028	10	248,300	538,892	505,316
2030	10	134,500	221,483	210,044
2031	10	7,270,000	12,184,975	11,319,069
2032	10	5,378,500	8,180,775	7,606,668
2033	10	531,000	669,301	626,578
2026	11	2,500	4,289	4,337
2027	11	47,046	110,286	102,990
2028	11	74,764	168,893	159,193
Perpetual	-	19,153,355	20,285,917	18,620,251
Total (1)			**60,253,618**	**57,458,927**

(1) Includes the amount of R$46,459,229 thousand (R$43,096,504 thousand on December 31, 2024), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose.

b) Changes in subordinated debt

		R$ thousands
	2025	2024
Opening balances on January 1	**57,458,927**	**50,337,854**
Issuance	5,555,700	-
Interest accrued	4,158,713	3,086,079
Settlement and interest payments	(6,919,722)	(2,172,641)
Closing balance on June 30	**60,253,618**	**51,251,292**

21) INSURANCE CONTRACTS

a) Insurance contract liabilities

R$ thousands

	On June 30, 2025			On December 31, 2024		
	PAA	BBA/VFA	Total	PAA	BBA/VFA	Total
Liability for remaining coverage (LRC)	**3,102,982**	**379,934,769**	**383,037,751**	**3,413,117**	**359,997,742**	**363,410,859**
- Present value of future estimated cash flows on Best Estimated Liability (BEL)	-	351,932,311	351,932,311	-	333,588,968	333,588,968
Non-financial risk adjustment (RA)	-	1,733,671	1,733,671	-	1,713,661	1,713,661
- Contract Service Margin (CSM)	-	26,268,787	26,268,787	-	24,695,113	24,695,113
- Premium allocation approach (PAA)	3,102,982	-	3,102,982	3,413,117	-	3,413,117
Liability for incurred claims	**14,193,340**	**1,915,352**	**16,108,692**	**13,527,747**	**1,854,214**	**15,381,961**
- Present value of future estimated cash flows on Best Estimated Liability (BEL)	13,749,377	1,846,548	15,595,925	13,109,372	1,788,775	14,898,147
Non-financial risk adjustment (RA)	443,963	68,804	512,767	418,375	65,439	483,814
Total insurance contract liabilities	**17,296,322**	**381,850,121**	**399,146,443**	**16,940,864**	**361,851,956**	**378,792,820**

b) Remaining coverage for general model (BBA)/variable fee approach (VFA)

R$ thousands

	On June 30, 2025			On December 31, 2024		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	**433,630,185**	**31,814,957**	**465,445,142**	**415,934,920**	**32,862,946**	**448,797,866**
- Acquisition costs	3,930,332	110,986	4,041,318	3,789,618	119,449	3,909,067
- Claims and other directly attributable expenses	429,699,853	31,703,971	461,403,824	412,145,302	32,743,497	444,888,799
Present value of estimated future cash inflows	(107,701,338)	(5,811,493)	(113,512,831)	(109,275,236)	(5,933,662)	(115,208,898)
Non-financial risk adjustment	995,188	738,483	1,733,671	926,022	787,639	1,713,661
Contract Service Margin	26,165,269	103,518	26,268,787	24,594,993	100,120	24,695,113
Total remaining coverage of the general model/variable rate model	**353,089,304**	**26,845,465**	**379,934,769**	**332,180,699**	**27,817,043**	**359,997,742**

c) Realization of contract service margin

R$ thousands

	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts							
- Insurance Contract	2,941,995	2,360,069	1,980,247	1,736,135	1,722,358	15,527,983	26,268,787
General model/variable rate approach on June 30, 2025	**2,941,995**	**2,360,069**	**1,980,247**	**1,736,135**	**1,722,358**	**15,527,983**	**26,268,787**
Issued Insurance Contracts							
- Insurance Contract	2,450,329	2,180,759	1,840,336	1,603,463	1,410,985	15,209,241	24,695,113
General model/variable rate approach on December 31, 2024	**2,450,329**	**2,180,759**	**1,840,336**	**1,603,463**	**1,410,985**	**15,209,241**	**24,695,113**

d) Changes of the liability for remaining coverage (LCR) and claims incurred

R$ thousands

	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach	
	BEL	RA	CSM	BEL			
Opening balances on January 1, 2025	**326,129,277**	**1,713,661**	**24,695,113**	**7,459,691**	**359,997,742**	**3,413,117**	**363,410,859**
Changes related to current period (Insurance revenue)	**(2,706,888)**	**(91,715)**	**(821,050)**	**-**	**(3,619,653)**	**(26,216,028)**	**(29,835,681)**
Total retrospective method contracts	(284,018)	(10,204)	(270,807)	-	(565,029)	-	(565,029)
Fair value method contracts	(1,802,165)	(44,057)	(173,655)	-	(2,019,877)	-	(2,019,877)
Issuance of contracts after transition (Other contracts)	(632,698)	(37,454)	(376,588)	-	(1,046,740)	-	(1,046,740)
Appropriation related to best output estimate - BEL	11,993	-	-	-	11,993	-	11,993
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(26,216,028)	(26,216,028)
Technical changes related to future periods	**677,660**	**42,853**	**2,795,344**	**6**	**3,515,863**	**(1,806,489)**	**1,709,374**
Changes in estimates that adjust the contract service margin	1,691,221	(47,691)	(1,656,726)	6	(13,190)	-	(13,190)
Changes in estimates that do not adjust the contract service Margin (ORA)	(277,929)	(7,389)	-	-	(285,318)	-	(285,318)
Appropriation/ constitution regarding best output estimate - CSM	113	-	422,804	-	422,917	-	422,917
Contracts initially recognized in the period	(735,745)	97,933	4,029,266	-	3,391,454	(1,806,489)	1,584,965
Insurance expenses	**125,661**	**-**	**-**	**245,773**	**371,434**	**2,119,462**	**2,490,896**
Constitution of onerous contracts	-	-	-	245,773	245,773	-	245,773
Acquisition cost	125,661	-	-	-	125,661	2,119,462	2,245,123
Financial expenses	**20,892,254**	**68,872**	**562,425**	**10,762**	**21,534,313**	**-**	**21,534,313**
Financial expenses of insurance contracts	20,892,254	68,872	562,425	10,762	21,534,313	-	21,534,313
Cash flows	**(901,885)**	**-**	**-**	**-**	**(901,885)**	**25,592,920**	**24,691,035**
Premiums received	23,170,085	-	-	-	23,170,085	27,632,337	50,802,422
Investment component	(23,951,916)	-	-	-	(23,951,916)	-	(23,951,916)
Insurance acquisition costs cash flow	(120,054)	-	-	-	(120,054)	(2,039,417)	(2,159,471)
Balance on June 30, 2025	**344,216,079**	**1,733,671**	**27,231,832**	**7,716,232**	**380,897,814**	**3,102,982**	**384,000,796**

R$ thousands

	BBA/VFA					PAA	
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach	Total
	BEL	RA	CSM	BEL			
Opening balances on January 1, 2024	**295,011,098**	**1,831,794**	**24,414,760**	**6,630,079**	**327,887,731**	**3,260,899**	**331,148,630**
Changes related to current period (Insurance revenue)	**(2,476,556)**	**(78,381)**	**(852,247)**	**-**	**(3,407,184)**	**(23,890,131)**	**(27,297,315)**
Total retrospective method contracts	(283,807)	(16,435)	(378,087)	-	(678,329)	(122,747)	(801,076)
Fair value method contracts	(1,948,981)	(55,325)	(272,244)	-	(2,276,550)	-	(2,276,550)
Issuance of contracts after transition (Other contracts)	(214,156)	(6,621)	(201,916)	-	(422,693)	-	(422,693)
Appropriation related to best output estimate - BEL	(29,612)	-	-	-	(29,612)	-	(29,612)
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(23,767,384)	(23,767,384)
Technical changes related to future periods	**(410,428)**	**(64,482)**	**1,443,950**	**-**	**969,040**	**(1,685,740)**	**(716,700)**
Changes in estimates that adjust the contract service margin	2,007,382	(89,388)	(1,954,500)	-	(36,506)	-	(36,506)
Changes in estimates that do not adjust the contract service Margin (ORA)	(1,533,943)	(48,012)	-	-	(1,581,955)	-	(1,581,955)
Appropriation/ constitution regarding best output estimate - CSM	-	-	511,401	-	511,401	-	511,401
Contracts initially recognized in the period	(883,867)	72,918	2,887,049	-	2,076,100	(1,685,740)	390,360
Insurance expenses	**40,476**	**-**	**-**	**232,320**	**272,796**	**1,868,574**	**2,141,370**
Constitution of onerous contracts	-	-	-	232,320	232,320	-	232,320
Acquisition cost	40,476	-	-	-	40,476	1,868,574	1,909,050
Financial expenses	**13,334,118**	**62,670**	**430,915**	**-**	**13,827,703**	**-**	**13,827,703**
Financial expenses of insurance contracts	13,334,118	62,670	430,915	-	13,827,703	-	13,827,703
Cash flows	**4,192,035**	**-**	**-**	**-**	**4,192,035**	**23,586,710**	**27,778,745**
Premiums received	25,300,620	-	-	-	25,300,620	25,379,322	50,679,942
Investment component	(20,912,020)	-	-	-	(20,912,020)	-	(20,912,020)
Insurance acquisition costs cash flow	(196,565)	-	-	-	(196,565)	(1,792,612)	(1,989,177)
Balance on June 30, 2024	**309,690,743**	**1,751,601**	**25,437,378**	**6,862,399**	**343,742,121**	**3,140,312**	**346,882,433**

e) Changes in liabiltiy for incurred claims (LIC)

R$ thousands

	LIC - BBA e VFA			LIC - PAA			
	PV FCF	RA	Total liability for incurred claims - BBA and VFA	BEL	RA	Total liability for incurred claims - PAA	TOTAL LIC
Balance on December 31, 2023	1,302,911	71,949	1,374,860	11,847,652	421,079	12,268,731	13,643,591
Costs of providing insurance	2,448,525	4,548	2,453,073	18,133,649	60,592	18,194,241	20,647,314
Claims incurred and other insurance expenses	2,448,525	4,548	2,453,073	18,133,649	60,592	18,194,241	20,647,314
Liability adjustments for incurred claims	(128,669)	-	(128,669)	(43,973)	-	(43,973)	(172,642)
Financial expenses of insurance contracts	55,797	3,410	59,207	431,789	15,748	447,537	506,744
Changes recognized in other comprehensive income	(16,487)	(1,796)	(18,283)	(121,288)	(13,765)	(135,053)	(153,336)
Estimated cash flows	(2,036,970)	-	(2,036,970)	(17,186,947)	-	(17,186,947)	(19,223,917)
Claims and other insurance costs paid	(2,036,970)	-	(2,036,970)	(17,186,947)	-	(17,186,947)	(19,223,917)
Balance on June 30, 2024	1,625,107	78,111	1,703,218	13,060,882	483,654	13,544,536	15,247,754
Balance on December 31, 2024	1,788,775	65,439	1,854,214	13,109,371	418,375	13,527,746	15,381,960
Costs of providing insurance	1,922,905	(1,449)	1,921,456	18,146,513	6,053	18,152,566	20,074,022
Claims incurred and other insurance expenses	1,922,905	(1,449)	1,921,456	18,146,513	6,053	18,152,566	20,074,022
Liability adjustments for incurred claims	(119,137)	-	(119,137)	(17,393)	-	(17,393)	(136,530)
Financial expenses of insurance contracts	79,817	3,913	83,730	545,269	17,586	562,855	646,585
Changes recognized in other comprehensive income	(7,143)	902	(6,241)	(55,280)	1,948	(53,332)	(59,573)
Estimated cash flows	(1,818,669)	-	(1,818,669)	(17,979,103)	-	(17,979,103)	(19,797,772)
Claims and other insurance costs paid	(1,818,669)	-	(1,818,669)	(17,979,103)	-	(17,979,103)	(19,797,772)
Balance on June 30, 2025	1,846,548	68,805	1,915,353	13,749,377	443,962	14,193,339	16,108,692

f) Contractual service margin

								R$ thousands
	On June 30, 2025				On June 30, 2024			
	Contracts measured at fair value on transition	Contracts evaluated by the full retrospective method	Contracts issued after transition (Other contracts)	Total	Contracts measured at fair value on transition	Contracts evaluated by the full retrospective method	Contracts issued after transition (Other contracts)	Total
Opening balance on January 1	7,215,705	8,414,912	9,064,496	24,695,113	11,313,528	8,591,169	4,510,061	24,414,758
Changes from the current period	**(494,570)**	**(592,022)**	**(697,503)**	**(1,784,095)**	**(684,589)**	**(790,431)**	**(305,002)**	**(1,780,022)**
- Contract service margin recognized in the period	(494,570)	(592,022)	(697,503)	(1,784,095)	(684,589)	(790,431)	(305,002)	(1,780,022)
Changes in relation to future periods	**43,449**	**158,377**	**2,593,518**	**2,795,344**	**(628,335)**	**567,528**	**1,504,757**	**1,443,950**
- Contracts initially recognized	161,691	85,198	3,782,377	4,029,266	60,159	6,670	2,820,220	2,887,049
- Changes in estimates that adjust the contract service margin	(118,242)	73,179	(1,188,859)	(1,233,922)	(688,494)	560,858	(1,315,463)	(1,443,099)
Total technical changes	**(451,121)**	**(433,645)**	**1,896,015**	**1,011,249**	**(1,312,924)**	**(222,903)**	**1,199,755**	**(336,072)**
Financial expenses of insurance contracts	**18,608**	**204,468**	**339,349**	**562,425**	**41,584**	**216,239**	**173,094**	**430,917**
Closing balance on June 30	6,783,192	8,185,735	11,299,860	26,268,787	10,042,188	8,584,505	5,882,910	24,509,603

g) Changes in other comprehensive income

		R$ thousands
	Six-month period ended June 30	
	2025	2024
Initial balances	3,614,624	1,265,455
Changes in other comprehensive income	**206,871**	**1,040,812**
Income and expenses recognized in the period in Other comprehensive income	344,891	1,735,288
Deferred taxes	(138,020)	(694,476)
Balance on June 30	3,821,495	2,306,267

h) Insurance income

	R$ thousands	
	Six-month period ended June 30	
	2025	2024
Amounts related to changes in liabilities for remaining coverage (LRC)	**29,835,681**	**27,297,315**
Outputs related to general model contracts	2,706,887	2,477,584
Expected claims incurred and Expenses	2,593,220	2,406,468
- Recovery of Acquisition Cash Flow	125,661	40,476
- Experience Adjustments	(11,994)	30,640
Non-financial risk adjustment change	91,715	78,383
Contract service margin recognized for general model and variable rate	821,050	852,247
Income related to contracts measured under premium allocation approach	26,216,029	23,889,101
Insurance Revenue	**29,835,681**	**27,297,315**

i) Insurance financial expense

	R$ thousands	
	Six-month period ended June 30	
	2025	2024
Changes in obligation to pay arising from return on investment	(8,178,074)	(3,057,495)
Interest Accreditation	(14,002,824)	(11,276,901)
Amounts recognized in income	**(22,180,898)**	**(14,334,396)**
Effect of changes in interest rates	344,891	1,735,288
Amounts recognized in other comprehensive income	**344,891**	**1,735,288**
Financial expenses of insurance contracts	**(21,836,007)**	**(12,599,108)**

j) Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

R$ thousands

Occurrence/Payment	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	3,287,173	3,522,887	3,209,735	3,218,095	3,239,253	3,252,451	3,260,267	3,262,973	3,272,162	3,273,427
Year of occurrence 2	3,415,078	3,761,349	3,401,956	3,406,944	3,428,216	3,451,037	3,444,676	3,449,869	3,456,402	-
Year of occurrence 3	3,420,862	3,665,444	3,382,847	3,380,455	3,402,288	3,414,600	3,423,118	3,429,149	-	-
Year of occurrence 4	3,071,160	3,391,956	3,103,935	3,108,204	3,120,819	3,128,572	3,146,375	-	-	-
Year of occurrence 5	3,078,301	3,460,815	3,121,149	3,134,026	3,144,954	3,151,057	-	-	-	-
Year of occurrence 6	3,683,508	4,079,984	3,478,352	3,460,183	3,479,447	-	-	-	-	-
Year of occurrence 7	4,450,594	4,793,079	4,532,487	4,554,368	-	-	-	-	-	-
Year of occurrence 8	4,760,741	5,123,953	4,890,937	-	-	-	-	-	-	-
Year of occurrence 9	5,135,399	5,577,445	-	-	-	-	-	-	-	-
Year of occurrence 10	5,367,148	-	-	-	-	-	-	-	-	-
Payments accumulated up to June 30, 2025	**5,367,148**	**5,577,445**	**4,890,937**	**4,554,368**	**3,479,447**	**3,151,057**	**3,146,375**	**3,429,149**	**3,456,402**	**3,273,427**
Estimate of claims on June 30, 2025	19,180,511	7,054,050	5,430,481	4,839,054	3,700,524	3,266,325	3,226,041	3,491,010	3,500,923	3,273,427
Estimated claims payable on June 30, 2025	**13,813,363**	**1,476,605**	**539,544**	**284,686**	**221,077**	**115,268**	**79,666**	**61,861**	**44,521**	**-**

	R$ thousands
Estimated claims payable	16,636,591
Adjustment to present value	(1,504,607)
Adjustment for non-financial risk	239,536
Other estimates	737,172
Liabilities for claims incurred on June 30, 2025	**16,108,692**

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I) Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II) Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and

regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the government for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

III) Provision for tax risks

The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,357,952 thousand (R$3,263,824 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- PIS and Cofins - R$887,629 thousand (R$838,178 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$542,493 thousand (R$527,030 thousand on December 31, 2024): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- Pension Contributions – R$1,242,003 thousand (R$1,989,629 thousand on December 31, 2024): related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. During the period, there were cases included in the Integral Transaction Program (PTI) created by MF Ordinance No. 1,384/2024.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV) Change in provisions by nature

	R$ thousands			
	Labor	Civil	Tax	Total
Balance on December 31, 2023	**4,622,138**	**8,587,613**	**7,059,304**	**20,269,055**
Adjustment for inflation	229,844	229,520	197,322	656,686
Provisions, net of (reversals and write-offs)	842,612	1,253,895	(65,900)	2,030,607
Payments	(2,289,977)	(1,820,749)	(15,405)	(4,126,131)
Balance on June 30, 2024	**3,404,617**	**8,250,279**	**7,175,321**	**18.830.217**
Balance on December 31, 2024	**2,613,403**	**7,827,251**	**7,457,160**	**17,897,814**
Adjustment for inflation	141,924	250,017	236,410	628,351
Provisions, net of (reversals and write-offs)	2,885,618	825,165	1,393,901	5,104,684
Payments	(1,790,019)	(1,550,858)	(589,817)	(3,930,694)
Balance on June 30, 2025	**3,850,926**	**7,351,575**	**8,497,654**	**19,700,155**

c) Contingent liabilities classified as possible losses

The Group maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2025, R$12,883,324 thousand (R$11,570,068 thousand on December 31, 2024) for civil claims and R$43,984,109 thousand (R$46,932,523 thousand on December 31, 2024) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,688,955 thousand (R$12,239,074 thousand on December 31, 2024): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Group;

- COFINS – 1999 to 2014 – R$10,169,691 thousand (R$9,906,689 thousand on December 31, 2024): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$7,602,192 thousand (R$9,429,961 thousand on December 31, 2024), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,348,309 thousand (R$3,216,302 thousand on December 31, 2024): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,922,932 thousand (R$1,919,536 thousand on December 31, 2024): relates to the

constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,006,076 thousand (R$1,280,106 thousand on December 31, 2024): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- Interest on Own Capital (TJLP) – Base year 2019 – R$206,249 thousand (R$196,906 thousand on December 31, 2024): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$196,534 thousand (R$192,607 thousand on December 31, 2024): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

23) OTHER LIABILITIES

a) Other liabilities

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Financial liabilities	**108,529,378**	**101,086,011**
Credit card transactions (1)	41,531,775	35,852,340
Foreign exchange transactions (2)	43,671,304	41,677,829
Loan assignment obligations	3,314,579	3,846,323
Capitalization bonds	10,033,490	9,707,588
Securities trading	6,408,075	6,852,160
Lease liabilities (Note 23b)	3,570,155	3,149,771
Other liabilities	**63,934,543**	**55,381,892**
Third party funds in transit (3)	8,453,399	9,417,841
Provision for payments	13,283,110	13,036,420
Sundry creditors	7,275,874	6,591,177
Social and statutory	10,573,604	8,628,253
Other taxes payable	1,513,432	1,827,943
Liabilities for acquisition of assets and rights	662,549	929,055
Taxes and contributions	6,804,990	853,978
Obligations for quotas of investment funds	2,889,649	2,868,334
Other (4)	12,477,936	11,228,891
Total	**172,463,921**	**156,467,903**

(1) Refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations;
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and
(4) Includes credits for resources to be released and obligations for payment resources.

b) Lease liabilities

	R$ thousands
Closing balance on December 31, 2023	**3,619,393**
Remeasurement and new contracts	762,065
Payments	(730,758)
Appropriation of financial charges	267,156
Balance on June 30, 2024	**3,917,856**
Balance on December 31, 2024	**3,149,771**
Remeasurement and new contracts	991,360
Payments	(742,617)
Appropriation of financial charges	171,641
Balance on June 30, 2025	**3,570,155**

Maturity of the leases

The maturity of these financial liabilities as of June 30, 2025 is divided as follows: R$714,478 thousand up to one year (R$830,847 thousand up to 1 year as of December 31, 2024), R$1,717,016 thousand between 1 and 5 years (R$2,010,127 thousand between one to five years as of December 31, 2024) and R$531,208 thousand over 5 years (R$282,065 thousand for more than five years as of December 31, 2024).

Impacts on the statement of income

The impact on the income for the six-month period ended June 30, 2025, was: "Expenses of depreciation" – R$590,841 thousand (R$346,135 thousand for the six-month period ended June 30, 2024) and "Interest and similar expenses" – R$171,641 thousand (R$267,156 thousand for the six-month period ended June 30, 2024).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands	
	On June 30, 2025	**On December 31, 2024**
Commitments to extend credit (1)	341,768,603	341,763,232
Financial guarantees (2)	118,201,874	119,229,609
Letters of credit for imports	457,213	897,221
Total	**460,427,690**	**461,890,062**

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements

including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On June 30, 2025	On December 31, 2024
Common	5,303,870,781	5,330,304,681
Preferred	5,288,141,247	5,311,865,547
Subtotal	**10,592,012,028**	**10,642,170,228**
Treasury (common shares) (1)	(7,500,000)	(23,843,100)
Treasury (preferred shares) (1)	(7,500,000)	(21,344,200)
Total outstanding shares	**10,577,012,028**	**10,596,982,928**

(1) In January 2025, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). Following this date, there was an acquisition of 15,000,000 shares to be held in Treasury.

All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, of which R$0.207112492 per common share and R$0. 2278223742 per preferred share, whose payment will occur until October 31, 2025.

At a meeting of the Board of Directors on June 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred until January 31, 2026.

Interest on shareholders' equity for the six-month period ended June 30, 2025, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	11,868,917	
(-) Legal reserve	593,446	
Adjusted calculation basis	**11,275,471**	
Monthly and intermediary interest on shareholders' equity (gross), paid	1,149,939	
Provisioned intermediary interest on shareholders' equity (gross)	5,300,000	
Additional provisioned interest on equity (gross)	394,100	
Withholding income tax on interest on shareholders' equity	(1,026,606)	
Interest on shareholders' equity (net) accumulated on June 30, 2025	**5.817.433**	**51.59**
Interest on shareholders' equity (net) accumulated on June 30, 2024	**4.526.259**	**53.37**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on equity were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
					R$ thousands
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,154,882	173,233	981,649
Intermediary interest on shareholders' equity paid	0.359141	0.395055	4,000,000	600,000	3,400,000
Supplementary interest on shareholders' equity paid	0.015275	0.016803	170,129	25,519	144,610
Total paid or accrued in the six-month period ended on June 30, 2024	**0.477915**	**0.525707**	**5,325,011**	**798,752**	**4,526,259**
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,149,939	172,491	977,448
Intermediary interest on shareholders' equity provisioned (1)	0.477259	0.524985	5,300,000	795,000	4,505,000
Supplementary interest on shareholders' equity provisioned	0.035488	0.039037	394,100	59,115	334,985
Total accrued on June 30, 2025	**0.616246**	**0.677871**	**6,844,039**	**1,026,606**	**5,817,433**

(1) To be paid by October 31, 2025 and January 31, 2026.

d) Treasury shares

On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On June 30, 2025, 7,500,00 commmon share and 7,500,00 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively. The market value of these shares, on June 30, 2025, was R$14.51 per common share and R$16.83 per preferred share.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Six-month period ended June 30	
	2025	2024
Net earnings attributable to the Group's common shareholders (R$ thousand)	**5,557,881**	**3,922,427**
Net earnings attributable to the Group's preferred shareholders (R$ thousand)	**6,113,669**	**4,314,670**
Weighted average number of common shares outstanding (thousands)	5,298,224	5,319,026
Weighted average number of preferred shares outstanding (thousands)	5,282,494	5,301,864
Basic earnings per share attributable to common shareholders of the Group (in Reais)	1.05	0.74
Basic earnings per share attributable to preferred shareholders of the Group (in Reais)	1.16	0.81

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Interest and similar income				
Loans and advances to banks	7,731,299	6,574,300	15,411,880	14,339,570
Loans and advances to customers:				
- Loans	28,974,021	24,853,842	56,528,785	48,363,490
- Leases	192,509	170,730	309,181	332,871
Financial assets:				
- At fair value through profit or loss	10,663,503	6,702,399	24,742,606	16,557,794
- Fair value through other comprehensive income	3,915,354	5,769,341	6,917,364	10,572,649
- At amortized cost	8,367,859	5,402,537	15,776,095	11,008,245
Compulsory deposits with the Central Bank	2,876,464	2,166,087	5,459,037	4,387,578
Other financial interest income	7,328	5,348	12,606	10,570
Total	**62,728,337**	**51,644,584**	**125,157,554**	**105,572,767**
Interest and similar expenses				
Deposits from banks:				
- Interbank deposits	(1,038,073)	(263,304)	(1,085,277)	(565,135)
- Funding in the open market	(8,976,818)	(6,771,257)	(17,095,940)	(14,180,988)
- Borrowings and onlending	(1,697,567)	(2,171,883)	(3,351,111)	(3,563,002)
Deposits from customers:				
- Savings accounts	(2,259,556)	(1,983,036)	(4,444,678)	(3,890,066)
- Time deposits	(11,208,516)	(8,654,033)	(21,205,727)	(17,837,948)
Securities issued	(7,493,207)	(6,425,258)	(13,084,137)	(13,126,002)
Subordinated debt	(2,195,662)	(1,522,261)	(4,158,713)	(3,086,079)
Liabilities of insurance contracts	(11,142,641)	(6,605,575)	(21,476,591)	(13,871,277)
Technical capitalization provisions	(207,630)	(161,899)	(401,253)	(315,720)
Total	**(46,219,670)**	**(34,558,506)**	**(86,303,427)**	**(70,436,217)**
Net interest income	**16,508,667**	**17,086,078**	**38,854,127**	**35,136,550**

28) FEE AND COMISSION INCOME

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Fee and commission income				
Credit card income	2,532,442	2,399,737	5,011,395	4,777,459
Current accounts	1,675,588	1,726,339	3,362,135	3,396,720
Collections	344,805	389,886	691,233	783,966
Guarantees	697,052	329,156	1,294,273	644,618
Asset management	352,569	334,718	682,262	642,764
Consortium management	771,304	637,714	1,478,461	1,285,848
Custody and brokerage services	361,996	344,046	715,484	685,931
Capital Markets / Financial Advisory Services	635,444	474,961	996,682	680,021
Payments	85,757	99,500	181,707	209,474
Other	275,567	341,313	620,436	609,743
Total	**7,732,524**	**7,077,370**	**15,034,068**	**13,716,544**

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Income from investments in securities	2,710,856	(932,420)	607,178	(1,311,830)
Derivative financial instruments	432,793	(102,280)	1,191,244	(796,016)
Total	**3,143,649**	**(1,034,700)**	**1,798,422**	**(2,107,846)**

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Revenue from PAA contracts	13,189,142	11,977,248	26,216,029	23,889,102
Revenue from BBA contracts	1,852,515	1,724,960	3,611,816	3,402,114
Revenue from VFA contracts	5,838	3,507	7,836	6,099
Insurance Revenue	**15,047,495**	**13,705,715**	**29,835,681**	**27,297,315**
Claims incurred	(10,137,428)	(9,954,240)	(19,588,613)	(20,229,585)
Acquisition costs	(1,135,590)	(955,436)	(2,245,123)	(1,909,050)
Administrative expenses	(937,509)	(884,669)	(1,792,051)	(1,774,148)
Onerous contracts	649,516	(256,023)	(245,773)	(232,320)
Insurance contract expenses	**(11,561,011)**	**(12,050,368)**	**(23,871,560)**	**(24,145,103)**
Insurance result	**3,486,484**	**1,655,347**	**5,964,121**	**3,152,212**
Reinsurance result	(7,622)	21,818	(20,583)	20,153
Gross profit from insurance and pension plans	**3,478,862**	**1,677,165**	**5,943,538**	**3,172,365**

33) PERSONNEL EXPENSES

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Salaries	(3,110,700)	(2,646,348)	(6,127,222)	(5,247,804)
Benefits	(1,261,419)	(1,360,639)	(2,544,173)	(2,749,739)
Social security charges	(1,034,648)	(952,824)	(2,132,075)	(1,877,867)
Employee profit sharing	(520,953)	(346,338)	(977,182)	(680,368)
Training	(21,153)	(53,542)	(39,729)	(78,799)
Total	**(5,948,873)**	**(5,359,691)**	**(11,820,381)**	**(10,634,577)**

34) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands			
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Outsourced services	(854,066)	(1,339,728)	(2,179,339)	(2,344,473)
Communication	(163,675)	(165,974)	(315,355)	(348,472)
Data processing	(650,978)	(594,162)	(1,280,094)	(1,197,086)
Advertising and marketing	(233,735)	(261,640)	(502,137)	(492,794)
Asset maintenance	(313,866)	(346,339)	(611,945)	(693,751)
Financial system	(338,616)	(133,802)	(806,994)	(668,161)
Rental	(26,104)	(22,461)	(51,035)	(38,696)
Security and surveillance	(118,486)	(138,269)	(241,780)	(281,909)
Transport	(159,649)	(182,985)	(310,706)	(364,364)
Water, electricity and gas	(72,247)	(92,517)	(151,090)	(188,245)
Advances to FGC (Deposit Guarantee Association)	(211,893)	(203,144)	(417,233)	(404,102)
Supplies	(27,549)	(35,342)	(54,868)	(68,142)
Travel	(40,004)	(37,779)	(73,807)	(61,557)
Other	(152,604)	(430,287)	(507,300)	(745,955)
Total	**(3,363,472)**	**(3,984,429)**	**(7,503,683)**	**(7,897,707)**

35) DEPRECIATION AND AMORTIZATION

	R$ thousands			
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Amortization expenses	(1,173,741)	(901,329)	(2,305,995)	(1,796,177)
Depreciation expenses	(653,417)	(647,523)	(1,192,148)	(1,271,932)
Total	**(1,827,158)**	**(1,548,852)**	**(3,498,143)**	**(3,068,109)**

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands			
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Tax expenses	(2,062,636)	(1,592,750)	(4,136,415)	(3,298,134)
Legal provision	(4,142,148)	(1,274,796)	(5,728,197)	(2,690,991)
Income from sales of non-current assets, investments, and property and equipment, net	(206,004)	23,601	77,192	31,008
Card marketing expenses	(1,065,981)	(1,052,588)	(2,126,035)	(2,108,044)
Other (1)	(43,539)	(364,262)	(956,100)	435,341
Total	**(7,520,308)**	**(4,260,795)**	**(12,869,555)**	**(7,630,820)**

(1) Composed mainly of operating income and expenses whose balances are not individually relevant and have no specific classification.

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Income before income tax and social contribution	**4,329,404**	**3,728,810**	**10,392,322**	**8,029,274**
Total burden of income tax (25%) and social contribution (20%) at the current rates	**(1,948,232)**	**(1,677,964)**	**(4,676,545)**	**(3,613,173)**
Effect of additions and exclusions in the tax calculation:		-		
Earnings (losses) of associates and joint ventures	222,674	210,528	397,228	419,398
Interest on shareholders' equity	1,615,423	1,219,228	3,079,818	2,396,255
Other amounts (1)	1,919,996	704,805	2,622,104	1,156,421
Income tax and social contribution for the period	**1,809,861**	**456,597**	**1,422,605**	**358,901**

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Current taxes:				
Income tax and social contribution expense	**(1,966,267)**	**(560,647)**	**(4,271,404)**	**(3,523,652)**
Deferred taxes:				
Constitution/realization in the period on temporary additions and exclusions	2,056,852	868,103	3,454,904	3,935,670
Use of opening balances of:				
Social contribution loss	(231,577)	77,791	(256,929)	(103,999)
Income tax loss	(109,602)	90,717	(148,460)	(129,405)
Addition for:			-	
Social contribution loss	856,198	(21,982)	1,054,166	52,302
Income tax loss	1,204,257	2,615	1,590,328	127,985
Total deferred tax benefit	**3,776,128**	**1,017,244**	**5,694,009**	**3,882,553**
Income tax benefit / (expense)	**1,809,861**	**456,597**	**1,422,605**	**358,901**

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

				R$ thousands
	Balance on December 31, 2024	Amount recorded	Amount realized	Balance on June 30, 2025
Expected credit loss associated with credit risk	71,073,481	15,285,988	(11,445,698)	74,913,771
Civil provisions	3,427,730	252,717	(491,526)	3,188,921
Tax provisions	3,428,498	709,601	(672,346)	3,465,753
Labor provisions	1,165,970	591,631	(37,797)	1,719,804
Non-financial assets held for sale	699,334	131,437	(151,395)	679,376
Adjustment to fair value of financial assets at fair value through profit or loss and derivatives	15,813	250,642	(3,428)	263,027
Amortization of goodwill	396,044	7,375	(8,420)	394,999
Other	5,880,413	2,500,213	(2,411,027)	5,969,599
Total deductible taxes on temporary differences	**86,087,283**	**19,729,604**	**(15,221,637)**	**90,595,250**
Income tax and social contribution losses in Brazil and overseas	18,755,350	2,644,494	(405,389)	20,994,455
Subtotal	**104,842,633**	**22,374,098**	**(15,627,026)**	**111,589,705**
Adjustment to fair value of securities at fair value through other comprehensive income	2,356,352	97,434	(948,994)	1,504,792
Total deferred tax assets (1)	**107,198,985**	**22,471,532**	**(16,576,020)**	**113,094,497**
Deferred tax liabilities (1)	7,055,108	1,572,572	(519,509)	8,108,171
Net deferred taxes (1)	**100,143,877**	**20,898,960**	**(16,056,511)**	**104,986,326**

	R$ thousands			
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on June 30, 2024
Expected credit loss associated with credit risk	59,099,785	7,991,373	(2,417,461)	64,673,697
Civil provisions	3,778,419	198,921	(356,107)	3,621,233
Tax provisions	3,241,356	139,244	(67,896)	3,312,704
Labor provisions	2,068,011	135,769	(679,532)	1,524,248
Impairment of securities and investments	3,249,695	294,630	(448,764)	3,095,561
Non-financial assets held for sale	735,678	102,891	(133,871)	704,698
Adjustment to fair value of securities	270,017	92,312	(247,221)	115,108
Amortization of goodwill	403,841	8,213	(11,841)	400,213
Provision for interest on equity	-	76,561	-	76,561
Other	5,356,240	1,509,025	(1,404,604)	5,460,661
Total deductible taxes on temporary differences	**78,203,042**	**10,548,939**	**(5,767,297)**	**82,984,684**
Income tax and social contribution losses in Brazil and overseas	18,893,423	180,287	(233,404)	18,840,306
Subtotal	**97,096,465**	**10,729,226**	**(6,000,701)**	**101,824,990**
Adjustment to fair value of securities at fair value through other comprehensive income	1,180,023	2,438,148	(143,211)	3,474,960
Total deferred tax assets (1)	**98,276,488**	**13,167,374**	**(6,143,912)**	**105,299,950**
Deferred tax liabilities (1)	7,365,091	1,670,946	(824,974)	8,211,063
Net deferred taxes (1)	**90,911,397**	**11,496,428**	**(5,318,938)**	**97,088,887**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$6,227,602 thousand in 2025 (R$7,374,625 thousand in 2024).

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On June 30, 2025 - R$ thousands				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2025	7,047,752	5,566,148	1,965,165	1,174,212	15,753,277
2026	9,458,895	7,503,246	144,609	51,391	17,158,141
2027	8,238,660	6,543,531	145,513	45,938	14,973,642
2028	8,313,992	6,517,047	574,646	392,936	15,798,621
2029	6,785,252	5,268,792	1,006,444	736,531	13,797,019
2030	3,581,472	2,822,011	1,293,487	977,799	8,674,769
2031	2,574,986	2,030,249	1,672,205	1,274,174	7,551,614
2032	1,953,038	1,535,694	1,942,106	1,555,418	6,986,256
2033	1,597,166	1,198,029	2,336,841	1,880,197	7,012,233
2034	1,161,175	898,115	511,707	1,313,136	3,884,133
Total	**50,712,388**	**39,882,862**	**11,592,723**	**9,401,732**	**111,589,705**

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2024	**Amount constituted**	**Amount realized**	**Balance on June 30, 2025**
Fair value adjustment to securities and derivative financial instruments	443,139	376,264	(205,831)	613,572
Difference in depreciation	726,203	200,157	-	926,360
Judicial deposit	2,008,528	135,724	(41,027)	2,103,225
Other	3,877,238	860,427	(272,651)	4,465,014
Total deferred tax liabilities	**7,055,108**	**1,572,572**	**(519,509)**	**8,108,171**

	R$ thousands			
	Balance on December 31, 2023	**Amount constituted**	**Amount realized**	**Balance on June 30, 2024**
Fair value adjustment to securities and derivative financial instruments	1,150,588	763,120	(762,662)	1,151,046
Difference in depreciation	616,829	117,963	-	734,792
Judicial deposit	1,787,400	123,506	(24,903)	1,886,003
Other	3,810,274	666,357	(37,409)	4,439,222
Total deferred tax liabilities	**7,365,091**	**1,670,946**	**(824,974)**	**8,211,063**

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousands					
	On June 30, 2025			On June 30, 2024		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	2,167,580	(874,227)	1,293,353	(9,495,393)	4,021,840	(5,473,553)
Exchange differences on translations of foreign operations	(450,916)	202,912	(248,004)	481,585	(216,713)	264,872
Other	(10,740)	4,833	(5,907)	1,892,369	(851,566)	1,040,803
Total	**1,705,924**	**(666,482)**	**1,039,442**	**(7,121,439)**	**2,953,561**	**(4,167,878)**

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank (BR GAAP) for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue for the periods ended in 2025 and 2024.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On June 30, 2025 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	107,717,709	4,068,422	162,421	(111,844)	111,836,708	(1,679,609)	(2,443,524)	17,736,160	125,449,735
Expenses from financial intermediation (4)	(68,442,434)	(18,430)	-	182,140	(68,278,724)	733,337	4,043,726	(22,801,766)	(86,303,427)
Financial margin	**39,275,275**	**4,049,992**	**162,421**	**70,296**	**43,557,984**	**(946,272)**	**1,600,202**	**(5,065,606)**	**39,146,308**
Expected credit loss associated with credit risk	(17,383,597)	-	-	-	(17,383,597)	260,172	-	2,200,867	(14,922,558)
Gross income from financial intermediation	**21,891,678**	**4,049,992**	**162,421**	**70,296**	**26,174,387**	**(686,100)**	**1,600,202**	**(2,864,739)**	**24,223,750**
Other income from insurance, pension plans and capitalization bonds	-	6,940,987	-	15,198	6,956,185	-	-	(778,629)	6,177,556
Fee and commission income and income from banking fees	19,073,014	968,165	72,201	(63,544)	20,049,836	(3,813,277)	(1,197,070)	(5,421)	15,034,068
Personnel /Administrative Expenses (5)	(22,099,273)	(2,432,207)	(62,516)	138,025	(24,455,971)	1,095,419	(208,514)	746,859	(22,822,207)
Tax expenses	(3,826,621)	(808,615)	(9,680)	-	(4,644,916)	490,743	-	17,758	(4,136,415)
Share of profit (loss) of associates and jointly controlled entities	(86,797)	268,157	-	-	181,360	700,918	-	450	882,728
IR/CSI and Other income/expenses	(7,812,068)	(4,288,787)	(131,134)	(159,975)	(12,391,964)	2,212,297	(194,618)	2,829,732	(7,544,553)
Net income in June 30, 2025	**7,139,933**	**4,697,692**	**31,292**	**-**	**11,868,917**	**-**	**-**	**(53,990)**	**11,814,927**
Total assets	**1,848,008,766**	**481,999,823**	**2,833,197**	**(135,885,433)**	**2,196,956,353**	**(35,779,583)**	**(47,139,066)**	**33,532,385**	**2,147,570,089**
Investments in associates and joint ventures	**79,987,647**	**5,397,332**	**20,043**	**(79,455,038)**	**5,949,984**	**6,410,693**	**-**	**(41,439)**	**12,319,238**
Total liabilities	**1,639,518,135**	**442,216,163**	**85,322**	**(56,430,395)**	**2,025,389,225**	**(35,779,583)**	**(47,139,066)**	**30,557,324**	**1,973,027,900**

(1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business combinations and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

	On June 30, 2024 - R$ thousandS								
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	82,467,190	17,609,057	164,437	(217,954)	100,022,730	(849,462)	(1,206,287)	6,295,861	104,262,842
Expenses from financial intermediation (4)	(48,256,832)	(14,186,997)	-	217,957	(62,225,872)	226,982	2,224,062	(10,661,389)	(70,436,217)
Financial margin	**34,210,358**	**3,422,060**	**164,437**	**3**	**37,796,858**	**(622,480)**	**1,017,775**	**(4,365,528)**	**33,826,625**
Expected credit loss associated with credit risk	(16,769,555)	-	-	-	(16,769,555)	-	-	2,382,512	(14,387,043)
Gross income from financial intermediation	**17,440,803**	**3,422,060**	**164,437**	**3**	**21,027,303**	**(622,480)**	**1,017,775**	**(1,983,016)**	**19,439,582**
Other income from insurance, pension plans and capitalization bonds	-	4,930,378	-	13,136	4,943,514	-	-	(860,391)	4,083,123
Fee and commission income and income from banking fees	17,140,660	932,554	16,401	(13,697)	18,075,918	(2,680,310)	(1,114,183)	(1,079,854)	13,201,571
Personnel /Administrative Expenses (5)	(21,152,855)	(2,440,537)	(32,185)	186,712	(23,438,865)	930,498	(105,293)	1,013,267	(21,600,393)
Tax expenses	(3,038,800)	(692,195)	(8,093)	-	(3,739,088)	440,954	-	-	(3,298,134)
Share of profit (loss) of associates and jointly controlled entities	84,697	79,761	-	-	164,458	767,003	-	535	931,996
IR/CSI and Other income/expenses	(5,777,554)	(2,085,087)	(57,654)	(186,154)	(8,106,449)	1,164,335	201,701	2,370,843	(4,369,570)
Net income on June 30, 2024	**4,696,951**	**4,146,934**	**82,906**	**-**	**8,926,791**	**-**	**-**	**(538,616)**	**8,388,175**
Total assets	**1,745,047,968**	**432,061,939**	**3,378,524**	**(125,970,321)**	**2,054,518,110**	**(8,415,280)**	**(56,973,966)**	**14,721,526**	**2,003,850,390**
Investments in associates and joint ventures	**75,523,281**	**3,286,876**	**1,269**	**(74,861,009)**	**3,950,417**	**6,584,993**	**-**	**(70,003)**	**10,465,407**
Total liabilities	**1,547,242,664**	**396,526,553**	**73,833**	**(51,109,312)**	**1,892,733,738**	**(8,415,280)**	**(56,973,966)**	**11,354,692**	**1,838,699,184**

(1) Refers to: adjustments for excluding the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to differences in accounting standards used in management reports and in the financial statements of the Company that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business combinations and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (2) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected losses of financial assets – R$800 million (2024 – R$(1,823 million) – R$(334) million (2024 – R$(387) million); (ii) others – R$(827) million (2024 – R$3,103 million) – R$4 million (2024 – R$172 million); (iii) insurance contracts – R$1,918 million (2024 – R$1,835 million) – R$88 million (2024 – R$(564) million); and (iv) business combination - R$4,851 million (2024 – R$4,807 million) – R$44 million (2024 – R$89 million).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2025	On December 31, 2024	On June 30, 2025	On December 31, 2024	On June 30, 2025	On December 31, 2024	On June 30, 2025	On December 31, 2024
Assets								
Securities and derivative financial instruments	-	-	642,242	569,106	-	-	642,242	569,106
Loans and other assets	9	9	4,742,840	2,850,123	185,163	168,778	4,928,012	3,018,910
Liabilities								
Customer and financial institution resources	5,292,004	3,984,694	1,499,333	1,135,148	356,122	457,928	7,147,459	5,577,770
Securities and subordinated debt securities issued	25,561,376	22,980,518	-	-	1,483,111	711,521	27,044,487	23,692,039
Derivative financial instruments	-	-	51,088	-	-	-	51,088	-
Other liabilities (4)	2,782,565	2,873,187	12,992,493	13,384,216	7,012	1,527	15,782,070	16,258,930

								For the Six-month period ended June 30 - R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Revenue and expenses								
Net interest income	(1,965,282)	(1,386,090)	(222,245)	31,938	(110,862)	(73,359)	(2,298,389)	(1,427,511)
Income from services provided	80	66	209,312	77,854	191	45	209,583	77,965
Other expenses net of other operating revenues	98,601	51,255	(1,357,416)	(1,403,707)	(36,664)	(17,097)	(1,295,479)	(1,369,549)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 13;
(3) Members of the Board of Directors and the Board of Executive Officers; and
(4) Includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Supplementary Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate).

For 2025, the maximum amount of R$1,183,531 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$53,824 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions.

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

				R$ thousands
	Three-month period ended June 30		Six-month period ended June 30	
	2025	2024	2025	2024
Short, medium and long-term remuneration	292,982	124,542	569,998	244,879
Post-employment - Pension Plans	11,944	134,211	25,895	265,051
Total	**304,926**	**258,753**	**595,893**	**509,930**

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On June 30, 2025	On December 31, 2024
Common shares	0.32%	0.32%
Preferred shares	1.00%	0.93%
Total shares (1)	**0.66%**	**0.63%**

(1) On June 30, 2025, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.12% of common shares, 1.04% of preferred shares and 1.58% of all shares (on December 31, 2024 – 1.62% of common shares, 0.96% of preferred shares and 1.29% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

40.1. Capital Management

The Basel Ratio is part of the set of indicators monitored in the process of Capital Management Its purpose is to measure capital adequacy in relation to risk exposure. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. Throughout the analyzed period, Bradesco complied with all minimum regulatory requirements.

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On June 30, 2025	On December 31, 2024
	Prudential Conglomerate	
Regulatory capital - values		
Common equity	116,301,588	106,012,668
Level I	136,587,505	124,632,919
Reference Equity - RE	162,760,817	149,109,173
Risk-weighted assets (RWA) - amounts		
Total RWA	1,048,935,819	1,008,667,813
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.1%	10.5%
Tier I Capital	13.0%	12.4%
Basel Ratio	15.5%	14.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.09%	2.51%
Leverage Ratio (AR)		
Total exposure	1,959,354,923	1,860,789,433
AR	7.0%	6.7%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	200,609,080	184,606,844
Total net cash outflow	135,403,589	130,795,356
LCR	148.2%	141.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	1,044,759,800	991,711,546
Stable resources required (RSF)	857,418,559	818,326,687
NSFR	121.8%	121.2%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
- Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and

guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands			
	On June 30, 2025		On December 31, 2024	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	137,116,616	-	146,614,670	-
Financial assets at fair value through profit or loss (Note 6)	449,955,829	(286,996)	371,883,348	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	124,469,594	(26,648)	156,292,584	(14,306)
Loans and advances to financial institutions (Note 10)	223,126,155	-	196,421,127	(187,829)
Loans and advances to customers (Note 11)	737,676,614	(47,646,026)	720,239,586	(47,857,481)
Securities at amortized cost (Note 9)	260,727,856	(5,924,253)	273,148,967	(6,157,000)
Other assets (Note 16)	84,060,956	-	81,195,242	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	341,768,603	(2,141,574)	342,660,453	(2,447,791)
Financial guarantees (Note 11 and 24)	118,201,874	(1,395,568)	119,229,609	(1,257,645)
Total risk exposure	**2,477,104,097**	**(57,421,065)**	**2,407,685,586**	**(57,922,052)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands	
	On June 30, 2025	On December 31, 2024
Largest borrower	0.5%	0.7%
10 largest borrowers	3.5%	4.4%
20 largest borrowers	5.3%	7.0%
50 largest borrowers	8.6%	10.9%
100 largest borrowers	11.5%	14.0%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands			
	On June 30, 2025	%	On December 31, 2024	%
Public sector	**6,813,286**	**0.9**	**6,853,540**	**1.0**
Private sector	**730,863,328**	**99.1**	**713,386,046**	**99.0**
Total	**737,676,614**	**100.0**	**720,239,586**	**100.0**
Companies	**316,290,614**	**42.9**	**316,936,343**	**44.0**
Real estate and construction activities	23,502,700	3.2	23,610,490	3.3
Retail	36,937,116	5.0	37,709,778	5.2
Services	91,418,356	12.4	79,995,896	11.1
Transportation and concession	27,410,550	3.7	28,680,534	4.0
Automotive	7,388,278	1.0	7,553,422	1.0
Food products	13,206,048	1.8	13,677,857	1.9
Wholesale	19,683,916	2.7	20,378,978	2.8
Production and distribution of electricity	8,198,813	1.1	8,633,777	1.2
Oil, derivatives and aggregate activities	6,196,999	0.8	6,918,329	1.0
Other industries	82,347,838	11.2	89,777,282	12.5
Individuals	**421,386,000**	**57.1**	**403,303,243**	**56.0**

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands			
	On June 30, 2025		On December 31, 2024	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**316,290,614**	**221,477,539**	**316,936,343**	**177,693,556**
Stage 1	283,123,578	204,211,178	284,237,991	167,357,458
Stage 2	8,679,068	6,726,816	6,946,383	5,014,721
Stage 3	24,487,968	10,539,545	25,751,969	5,321,377
Individuals	**421,386,000**	**389,433,792**	**403,303,243**	**278,052,177**
Stage 1	363,553,329	354,658,352	347,118,719	248,932,254
Stage 2	24,577,743	20,726,924	21,911,700	18,284,746
Stage 3	33,254,928	14,048,516	34,272,824	10,835,177
Total	**737,676,614**	**610,911,331**	**720,239,586**	**455,745,733**

(1) Of the total balance of loan operations, R$320,106,836 thousand (December 31, 2024 – R$438,532,231 thousand) refers to operations without guarantees.

40.3. Market risk

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands			
	On June 30, 2025		On December 31, 2024	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	48,665,123	23,524,175	124,477,896	10,549,194
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	4,561,556	2,517,763	2,438,885	2,010,863
Exchange coupon	403,418	12,305	668,191	-
Foreign Currency	10,392,821	10,059,585	14,134,242	13,689,527
Equities	9,232,714	9,208,011	10,344,471	9,979,524
Sovereign/Eurobonds and Treasuries	18,736,521	15,745,478	21,988,976	19,627,310
Other	4,987,955	530,783	2,839,750	235,287
Total	**96,980,108**	**61,598,100**	**176,892,411**	**56,091,705**

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$19,220 thousand as of June 30, 2025, with the options risk factor classified in the fixed rates group as the largest share of the Portfolio's risk.

Risk factors	R$ thousands	
	On June 30, 2025	On December 31, 2024
Fixed rates	8,816	1,395
IGPM/IPCA	7,262	5,403
Exchange coupon	109	181
Foreign Currency	3,905	4,580
Sovereign/Eurobonds and Treasuries	2,994	4,112
Equities	1,135	2,829
Other	6,016	7,155
Correlation/diversification effect	(11,017)	(9,480)
VaR at the end of the period	**19,220**	**16,175**
Average VaR in the period	19,492	14,916
Minimum VaR in the period	10,289	4,982
Maximum VaR in the period	33,668	45,150

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[1] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousands			
	On June 30, 2025		On December 31, 2024	
	VaR	Stressed	VaR	Stressed
Interest rate	58,001	81,039	20,444	23,846
Exchange rate	17,297	37,435	24,497	21,405
Commodity price (Commodities)	717	2,167	995	2,247
Equities	3,641	5,357	23,212	30,064
Correlation/diversification effect	(16,804)	(46,740)	(19,896)	(28,643)
VaR at the end of the period	**62,852**	**79,258**	**49,252**	**48,919**
Average VaR in the period	59,747	65,927	67,082	98,963
Minimum VaR in the period	34,162	25,537	32,264	33,126
Maximum VaR in the period	107,226	128,374	124,674	272,495

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view, in June/2025. In December/2024, the daily results corresponding to the last 250 business days exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view.

According to the document published by the Basel Committee on Banking Supervision,

[1] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands	
	On June 30, 2025	On December 31, 2024
At the end of the year	160,461	124,714
Average in the year	101,505	238,134
Minimum in the year	50,950	98,257
Maximum in the year	207,007	473,851

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions as shown in the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousands

		Trading Portfolio (1)					
		On June 30, 2025			On December 31, 2024		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(427)	(143,898)	(278,288)	(69)	(24,757)	(50,192)
Price indexes	Exposure subject to variations in price index coupon rates	(113)	(36,633)	(82,606)	(110)	(9,118)	(16,071)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(1,175)	(2,327)	(5)	(670)	(1,330)
Foreign currency	Exposure subject to exchange rate variations	(1,799)	(44,987)	(89,974)	(2,401)	(60,037)	(120,073)
Equities	Exposure subject to variation in stock prices	(133)	(3,335)	(6,670)	(1,971)	(49,268)	(98,536)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	164	20,161	35,546	(26)	(6,451)	(13,634)
Other	Exposure not classified in other definitions	(7)	(174)	(348)	(61)	(1,515)	(3,029)
Total excluding correlation of risk factors		**(2,324)**	**(210,041)**	**(424,667)**	**(4,643)**	**(151,816)**	**(302,865)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 356 bps and 690 bps (scenarios 2 and 3 respectively) on June 30, 2025 (on December 31, 2024 - the values were approximately 372 bps and 722 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1)					
		On June 30, 2025			On December 31, 2024		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(11,106)	(4,343,993)	(8,501,555)	(10,217)	(4,085,285)	(7,975,990)
Price indexes	Exposure subject to variations in price index coupon rates	(17,482)	(2,658,291)	(4,724,814)	(12,890)	(2,209,541)	(3,908,207)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,063)	(129,989)	(252,027)	(1,834)	(262,983)	(507,774)
Foreign currency	Exposure subject to exchange rate variations	(4,380)	(109,506)	(219,012)	(5,335)	(133,384)	(266,768)
Equities	Exposure subject to variation in stock prices	(28,757)	(718,916)	(1,437,832)	(32,045)	(801,129)	(1,602,258)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	1,642	172,520	334,272	2,296	272,371	525,099
Other	Exposure not classified in other definitions	20	489	978	(45)	(1,115)	(2,230)
Total excluding correlation of risk factors		**(61,126)**	**(7,787,686)**	**(14,799,990)**	**(60,070)**	**(7,221,066)**	**(13,738,128)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 355 bps and 691 bps (scenarios 2 and 3 respectively) on June 30, 2025 (on December 31, 2024 - the values were approximately 372 bps and 726 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

Undiscounted cash flows of financial liabilities and insurance contracts

The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

R$ thousands

	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on June 30, 2025	Total on December 31, 2024
Deposits from banks	264,371,515	21,796,505	33,914,144	21,457,467	4,169,909	345,709,540	353,942,812
Deposits from customers	178,197,461	19,427,100	120,540,724	272,222,500	582,076	590,969,861	617,308,449
Securities issued	3,956,121	16,064,791	79,214,952	161,766,508	8,601,439	269,603,811	254,136,285
Subordinated debts	3,059,938	7,226,877	1,118,082	4,818,578	82,031,301	98,254,776	106,160,891
Insurance contracts liabilities	687,868,352	12,557,334	8,128,945	29,005,078	83,171,907	820,731,616	852,353,171
Other financial liabilities (1)	46,290,936	43,993,895	10,445,790	7,301,370	497,387	108,529,378	101,086,011
Total liabilities on June 30, 2025	**1,183,744,323**	**121,066,502**	**253,362,637**	**496,571,501**	**179,054,019**	**2,233,798,982**	
Total liabilities on December 31, 2024	**1,232,136,722**	**107,755,472**	**272,535,530**	**469,141,649**	**203,418,246**		**2,284,987,619**

(1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on June 30, 2025	Total on December 31, 2024
Differential of swaps payable	1,220,890	76,333	1,058,320	473,366	10,216,223	13,045,132	15,833,154
Non-deliverable forwards	6,961,134	577,704	1,633,121	405,054	-	9,577,013	3,015,522
Purchased	4,147,068	573,804	1,532,060	404,961	-	6,657,893	255,209
Sold	2,814,066	3,900	101,061	93	-	2,919,120	2,760,313
Premiums of options	599,643	134,061	172,566	612,638	5,198	1,524,106	1,656,654
Other	1,644,755	567,343	1,529,270	482,390	-	4,223,758	2,504,000
Total of derivative liabilities on June 30, 2025	**10,426,422**	**1,355,441**	**4,393,277**	**1,973,448**	**10,221,421**	**28,370,009**	
Total of derivative liabilities on December 31, 2024	**3,251,465**	**986,235**	**2,573,578**	**4,008,358**	**12,189,694**		**23,009,330**

Statement of financial position by maturities

The tables below show the financial assets and liabilities and insurance contract liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousands

	Current			Non-current			Total on June 30, 2025	Total on December 31, 2024
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity		
Assets								
Cash and balances with banks	137,116,616	-	-	-	-	-	137,116,616	146,614,670
Financial assets at fair value through profit or loss	431,703,775	1,808,060	1,898,168	9,378,956	4,879,874	-	449,668,833	371,883,348
Debt instruments at fair value through other comprehensive income	10,930,720	5,859,989	13,222,982	34,250,506	60,205,397	-	124,469,594	156,292,584
Loans and advances to customers, net of impairment	166,030,781	126,701,675	74,391,718	204,088,836	118,817,578	-	690,030,588	672,382,105
Loans and advances to financial institutions, net of impairment	200,270,547	14,732,058	5,542,636	2,580,914	-	-	223,126,155	196,233,298
Securities, net of provision for expected losses	7,083,439	10,266,860	29,560,253	141,843,165	66,049,886	-	254,803,603	266,991,967
Other financial assets (1)	46,036,201	23,379,122	4,405,270	7,804,879	2,435,484	-	84,060,956	81,195,242
Total financial assets on June 30, 2025	**999,172,079**	**182,747,764**	**129,021,027**	**399,947,256**	**252,388,219**	**-**	**1,963,276,345**	
Total financial assets on December 31, 2024	**910,635,292**	**197,604,624**	**124,564,422**	**451,709,544**	**207,079,332**	**-**		**1,891,593,214**
Liabilities								
Deposits from financial institutions	296,873,886	38,127,045	16,945,197	19,100,062	1,426,668	-	372,472,858	323,422,783
Deposits from customers (2)	203,232,754	44,071,648	91,711,661	300,043,022	205,825	-	639,264,910	621,934,680
Securities issued	9,207,066	70,131,079	39,232,202	154,181,329	8,638,501	-	281,390,177	244,966,258
Subordinated debts	3,041,730	7,823,757	378,007	3,851,067	24,873,140	20,285,917	60,253,618	50,337,854
Other financial liabilities (3)	46,290,936	43,993,895	10,445,790	7,301,370	497,387	-	108,529,378	82,619,532
Financial liabilities at fair value through profit or loss	2,205,182	2,650,726	2,611,194	9,446,348	2,788,277	-	19,701,727	15,542,220
Loan Commitments	685,982	828,094	482,175	100,242	45,081	-	2,141,574	2,274,316
Financial guarantees	1,139,186	62,894	101,471	91,697	320	-	1,395,568	1,202,614
Liabilities of insurance contracts (2)	331,041,382	12,228,033	7,669,044	23,171,341	25,036,643	-	399,146,443	344,792,222
Total financial liabilities on June 30, 2025	**893,718,104**	**219,917,171**	**169,576,741**	**517,286,478**	**63,511,842**	**20,285,917**	**1,884,296,253**	
Total financial liabilities on December 31, 2024	**885,388,340**	**180,580,649**	**214,445,408**	**459,523,561**	**62,859,713**	**18,620,251**		**1,687,092,479**

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
(2) Demand and savings deposits and insurance contract liabilities, represented by "VGBL" and "PGBL" products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and
(3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on June 30, 2025	Total on December 31, 2024
Assets				
Total financial assets	**1,310,940,870**	**652,335,475**	**1,963,276,345**	**1,891,593,214**
Non-current assets held for sale	3,716,403	-	3,716,403	3,494,950
Investments in associated companies	-	12,319,238	12,319,238	11,029,012
Property and equipment	-	9,178,086	9,178,086	10,220,444
Intangible assets and goodwill	-	23,982,942	23,982,942	23,749,208
Current income and other tax assets	3,007,823	9,568,535	12,576,358	11,764,176
Deferred income tax assets	27,232,409	79,634,486	106,866,895	101,808,543
Other assets	12,458,869	3,194,953	15,653,822	15,824,815
Total non-financial assets	**46,415,504**	**137,878,240**	**184,293,744**	**177,891,148**
Total assets on June 30, 2025	**1,357,356,374**	**790,213,715**	**2,147,570,089**	
Total assets on December 31, 2024	**1,292,074,023**	**777,410,339**		**2,069,484,362**
Liabilities				
Total financial liabilities	**1,283,212,016**	**601,084,237**	**1,884,296,253**	**1,821,417,922**
Other provisions	8,051,364	13,374,898	21,426,262	20,033,774
Current income tax liabilities	1,490,273	-	1,490,273	2,043,616
Deferred income tax liabilities	-	1,880,569	1,880,569	1,664,666
Other liabilities	60,279,529	3,655,014	63,934,543	55,381,892
Total non-financial liabilities	**69,821,166**	**18,910,481**	**88,731,647**	**79,123,948**
Total shareholders' equity	-	**174,542,189**	**174,542,189**	**168,942,492**
Total shareholders' equity and liabilities on June 30, 2025	**1,353,033,182**	**794,536,907**	**2,147,570,089**	
Total shareholders' equity and liabilities on December 31, 2024	**1,339,534,649**	**729,949,713**		**2,069,484,362**

40.5. Fair value of financial assets and liabilities

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

				R$ thousands
	On June 30, 2025			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**375,554,995**	**50,486,363**	**2,902,456**	**428,943,814**
Brazilian government bonds	326,762,705	125	-	326,762,830
Corporate debt and marketable equity securities	32,058,789	13,876,644	2,902,456	48,837,889
Bank debt securities	518,347	36,609,594	-	37,127,941
Mutual funds	15,930,345	-	-	15,930,345
Foreign government securities	53,047	-	-	53,047
Brazilian government bonds issued abroad	231,762	-	-	231,762
Derivatives	**(1,268,918)**	**2,764,425**	**(472,215)**	**1,023,292**
Derivative financial instruments (assets)	9,534,330	11,023,117	167,572	20,725,019
Derivative financial instruments (liabilities)	(10,803,248)	(8,258,692)	(639,787)	(19,701,727)
Debt instruments at fair value through other comprehensive income	**120,923,518**	**2,179,735**	**1,366,341**	**124,469,594**
Brazilian government bonds	101,568,157	-	9,304	101,577,461
Corporate debt securities	2,198,396	2,179,353	384,045	4,761,794
Bank debt securities	714,302	382	-	714,684
Brazilian government bonds issued abroad	5,852,659	-	-	5,852,659
Foreign governments securities	6,850,784	-	-	6,850,784
Mutual funds	113,686	-	-	113,686
Marketable equity securities and other stocks	3,625,534	-	972,992	4,598,526
Total	**495,209,595**	**55,430,523**	**3,796,582**	**554,436,700**

				R$ thousands
	On December 31, 2024			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**308,064,812**	**41,731,862**	**2,251,689**	**352,048,363**
Brazilian government bonds	263,224,363	-	-	263,224,363
Corporate debt and marketable equity securities	30,626,530	8,759,461	2,251,689	41,637,680
Bank debt securities	4,010,896	32,972,401	-	36,983,297
Mutual funds	9,368,468	-	-	9,368,468
Foreign government securities	468,521	-	-	468,521
Brazilian government bonds issued abroad	366,034	-	-	366,034
Derivatives	**(2,537,088)**	**6,551,467**	**(420,005)**	**3,594,374**
Derivative financial instruments (assets)	3,199,679	16,497,753	137,553	19,834,985
Derivative financial instruments (liabilities)	(5,736,767)	(9,946,286)	(557,558)	(16,240,611)
Debt instruments at fair value through other comprehensive income	**152,116,761**	**3,061,706**	**1,114,117**	**156,292,584**
Brazilian government bonds	123,817,265	-	11,750	123,829,015
Corporate debt securities	1,467,682	182,142	-	1,649,824
Bank debt securities	1,115,295	2,879,564	17,438	4,012,297
Brazilian government bonds issued abroad	8,960,333	-	-	8,960,333
Foreign government securities	8,324,658	-	-	8,324,658
Mutual funds	4,951,794	-	-	4,951,794
Marketable equity securities and other stocks	3,479,734	-	1,084,929	4,564,663
Total	**457,644,485**	**51,345,035**	**2,945,801**	**511,935,321**

Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands				
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2023	**801,331**	**1,564,028**	**152,986**	**(529,396)**	**1,988,949**
Included in profit or loss	107,977	17,238	-	-	125,215
Included in other comprehensive income	-	(43,929)	-	-	(43,929)
Acquisitions	12,614	9,340	54,327	(59,261)	17,020
Write-offs	(17,340)	(45,121)	-	-	(62,461)
Transfers (to)/from other levels (1)	-	(15,283)	-	-	(15,283)
On June 30, 2024	**904,582**	**1,486,273**	**207,313**	**(588,657)**	**2,009,511**
On December 31, 2024	**2,251,689**	**1,114,117**	**137,553**	**(557,558)**	**2,945,801**
Included in profit or loss	669,317	8,495	-	-	677,812
Included in other comprehensive income	-	(153,094)	-	-	(153,094)
Acquisitions	129,266	425,000	-	-	554,266
Write-offs	(140,838)	(10,739)	(82,230)	30,020	(203,787)
Transfer between categories	-	(17,438)	-	-	(17,438)
Transfers (to)/from other levels (1)	(6,978)	-	-	-	(6,978)
On June 30, 2025	**2,902,456**	**1,366,341**	**55,323**	**(527,538)**	**3,796,582**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousands		
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	4,206	17,238	21,444
Net trading gains/(losses) realized and unrealized	103,771	(43,929)	59,842
Total on June 30, 2024	**107,977**	**(26,691)**	**81,286**
Interest and similar income	477,526	8,495	486,021
Net trading gains/(losses) realized and unrealized	191,791	(153,094)	38,697
Total on June 30, 2025	**669,317**	**(144,599)**	**524,718**

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On June 30, 2025					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	(2)	(758)	(1,459)	-	(19)	(37)
Price indexes	-	(11)	(21)	-	-	-
Exchange coupon	(21)	(2,405)	(4,702)	-	-	-
Foreign currency	982	24,558	49,116	-	-	-
Equities	10,927	273,185	546,369	5,254	131,354	262,708

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousands				
	On June 30, 2025				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	223,140,442	-	223,140,442	223,126,155
· Customers	-	-	570,663,284	570,663,284	737,676,614
Securities at amortized cost	140,875,779	97,910,868	12,182,469	250,969,116	260,727,856
Financial liabilities					
Deposits from banks	-	-	372,248,449	372,248,449	372,472,858
Deposits from customers	-	-	636,158,560	636,158,560	639,264,910
Securities issued	-	-	282,655,131	282,655,131	281,390,177
Subordinated debt	-	-	62,044,896	62,044,896	60,253,618

	R$ thousands				
	On December 31, 2024				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	196,235,524	-	196,235,524	196,233,298
· Customers	-	-	727,760,109	727,760,109	720,239,586
Securities at amortized cost	151,449,296	98,794,868	10,067,466	260,311,630	273,148,967

					R$ thousands
	On December 31, 2024				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial liabilities					
Deposits from banks	-	-	374,212,384	374,212,384	361,818,310
Deposits from customers	-	-	644,856,874	644,856,874	644,338,463
Securities issued	-	-	259,054,688	259,054,688	257,977,344
Subordinated debt	-	-	58,990,729	58,990,729	57,458,927

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

40.6. Insurance/Underwriting risk

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

Insurance liabilities						R$ thousands
	On June 30					
	2025			2024		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Life	24,147,912	29,227	24,118,685	22,956,820	42,056	22,914,764
Pension plans	353,589,554	-	353,589,554	318,741,450	-	318,741,450
Non-Life	3,491,116	29,554	3,461,562	3,501,328	29,429	3,471,899
Health (Health and Dental)	17,917,787	-	17,917,787	14,324,936	-	14,324,936

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Group's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Group. The test evaluated the impact of an increase in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Group received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the impact on the Company's results and equity in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor:

	On June 30, 2025 - R$ thousand
Interest Rate - Variation of +5% (*)	**Results in the insurance liabilities (**)**
Pension Plans	(60,806)

(*) To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized.

	On June 30, 2025 - R$ thousand
Conversion into Income - variation of + 5%	**Results in the insurance liabilities (**)**
Pension Plans	(40,447)

	On June 30, 2025 - R$ thousand
Longevity (Improvement) - Variation of +0,2%	**Results in the insurance liabilities (**)**
Pension Plans	(142,544)

(**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Group's income and shareholders' equity if there was an variation in the loss ratio:

Sensitivity – Variation of 1%	R$ thousands			
	Gross of reinsurance		**Net of reinsurance**	
	On June 30, 2025	**On June 30, 2024**	**On June 30, 2025**	**On June 30, 2024**
Non-Life	(29,194)	(27,729)	(29,051)	(27,598)
Life	(18,988)	(17,590)	(18,893)	(17,506)
Health (Health and Dental)	(119,017)	(108,808)	(119,065)	(108,808)

41) SUPPLEMENTARY PENSION PLANS

Total contributions made, in the six-month period ended June 30, 2025, were R$220,388 thousand (R$573,423 thousand in June 30,2024).

42) OTHER INFORMATION

a) On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress.

b) On August 8, 2024, we, through our direct subsidiaries, firmed an Investment Agreement with John Deere Brasil S.A. (John Deere Brasil), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to further strengthen our position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere group's equipment, parts and services. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed.

Reporting Date July 24, 2025

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers
João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello
Júlio César Bueno

Officers
Affonso Correa Taciro Junior
Afranio Carlos Camargo Dantzger
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
Ana Luisa Rodela Blanco
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Bruno Rosa Cardoso
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristiano Adjuto e Campos
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Monteiro Chehab
Fabio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Leandro Marçal Araújo
Letícia Cardelli Buso Gomes
Lucas Nogueira e Nogueira
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Souza Ramos
Márcio Renato Ribeiro Silva
Marco Aurélio Galicioli
Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Bauab Carvalho Werebe
Marina Claudia González Martin de Carvalho
Marina Gravina Veasey
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Patrícia Kessler de Assumpção
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Welder Coelho de Oliveira

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Paulo Ricardo Satyro Bianchini – Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Antonio José da Barbara - Member
Samuel Monteiro dos Santos Junior - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Paulo Roberto Simões da Cunha
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Rogério Pedro Câmara - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Fabiana Costa Tolentino

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Guilherme Muller Leal
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Ludmila de Melo Souza
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Mônica Pires da Silva
Marcos Aparecido Galende

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant - CRC 1SP324844/O-6

KPMG

Independent Auditors' Report on condensed consolidated interim financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the condensed consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") and its subsidiaries, which comprise the consolidated statement of financial position as of June 30, 2025 and the respective consolidated statements of income and other comprehensive income, for the period of three and six-month period then ended, and the changes in equity and cash flows for the six-month period then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the condensed consolidated interim financial statements mentioned above were prepared, in all material respects, in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by International Accounting Standards Board (IASB), including IAS 34 – Interim Financial Reporting.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditors' Responsibilities for the Audit of the condensed consolidated interim financial statements" section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, applicable to audits of financial statements of public interest entities in Brazil. We also comply with other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the condensed consolidated interim financial statements of the current six-month period. These matters were addressed in the context of our audit of the condensed consolidated interim financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the allowance for expected credit losses on financial assets

As discussed in notes 4, 8d, 9c, 10, 11, 38 and 40.2 to the condensed consolidated interim financial statements, the Bank has R$ 57,421,065 thousands of allowance for expected credit losses (ECL) related to contracts and financial assets as of June 30, 2025, as detailed in note 40.2.

The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to the initial recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a collective basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a collective basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses models to estimate the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as to identify relevant macroeconomic variables and estimate the impact of projections of those macroeconomic variables. The Bank forecasts multiple economic scenarios for these macroeconomic variables and to them.

We identified the assessment of the allowance for ECL as a key audit matter. Complex auditor judgment was required to evaluate the ECL estimate as it involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions. These uncertainties included: (i) the overall ECL methodology, inclusive of the models used to estimate the PDs weights each scenario according to the probability assigned, EADs and LGDs and the segmentation of contracts by shared credit risk characteristics; (ii) the projections for the macroeconomic variables in the future economic scenarios and the respective weighting of each scenario according to the probability assigned to them; (iii) the definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank's ECL process. This included controls related to: (i) the overall design of the ECL methodology, including the Bank´s definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); (ii) the design of the models used to estimate PD, EAD, LGD, including the determination of the basis for segregation of contracts by shared credit risk characteristics within these models, and the models used to identify the relevant macroeconomic variables and estimate their quantitative impact; (iii) the independent validation of models and definition of probability of each scenario used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis;

- We involved professionals with specialized skills and knowledge in credit risk, who assisted in: (i) evaluating the overall ECL methodology for compliance with IFRS as issued by IASB; (ii) assessing the conceptual soundness of the models and modelling techniques, including those used to derive the PDs, EADs and LGDs and to identify the relevant macroeconomic variables and estimate their quantitative impact, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the Bank's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices; (iv) checking the accuracy of the Bank's estimates of PDs, EADs and LGDs using the Bank's historical data and defined methodologies; (v) evaluating the basis for the segregation of contracts by shared credit risk characteristics used in the estimation of PD, EAD, LGD by observing historical correlations; (vi) evaluating the reasonableness of the macroeconomic variables considered in the future scenarios by regression analysis of the historical correlation of these variables and credit risk and (vii) reperformance of the quantitative assessment applying the percentage impact of each scenario that were independently validated;

- We compared the macroeconomic variables projected by the Bank in future economic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we assessed the assumptions and inspected the related documentation used by the Bank to determine the expected cash flows, including those from collateral; and

- For a sample, we assessed adherence to internal policies on the identification of significant increase in credit risk and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider adequate the allowance for expected credit losses on financial assets at fair value, in the context of the condensed consolidated interim financial statements taken as a whole, for the six-month period then ended June 30, 2025.

Evaluation of the measurement of provisions and disclosures of contingent liabilities tax and civil

As discussed in notes 4 and 22b, to the condensed consolidated interim financial statements, Bradesco is a defendant in tax and civil lawsuits for which it has provisions of R$ 8,497,654 thousand and R$ 7,351,575 thousand, respectively, as of June 30, 2025.

The provisions for tax lawsuits include amounts related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank's actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits as a key audit matter. The evaluation required challenging auditor´s judgment due to the subjective nature of the estimates and judgments made by the Bank in determining the likelihood of loss and estimating the amount of any such loss.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax and civil lawsuits. This included controls related to the assessment of information received from external and internal legal advisors on tax and civil lawsuits.

- We obtained and read letters received directly from the Bank's external legal counsel for certain tax lawsuits, and the documentation prepared by the internal legal counsel for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question in order to evaluate the provisions and disclosures made in relation to these matters.

- We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank's position and the supporting documentation.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax and civil lawsuits to be adequate, in the context of the condensed consolidated interim financial statements taken as a whole, for the six-month period then ended June 30, 2025.

Assessment of the recoverability of deferred tax assets
As discussed in notes 4 and 37c to the condensed consolidated interim financial statements the Bank has R$ 113,094,497 thousands of deferred tax assets as of June 30, 2025.

The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank's estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions, specifically the growth rates of the principal lines of business, interest rates and foreign exchange rates, required

subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- We involved professionals with specialized skills and knowledge in corporate finance, who assisted in assessing the assumptions, including the growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank's estimate of future taxable profits as of December 31,2024. We evaluated the Bank's ability to accurately project taxable profits by comparing the estimated taxable profits for the period then ended June 30, 2025, made in the prior year with actual taxable profits to the period then ended June 30, 2025.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of the recoverability of deferred tax assets to be adequate in the context of the condensed consolidated interim financial statements taken as a whole, for the six-month period then ended June 30, 2025.

Measurement of certain liabilities from insurance contracts issued under the general measurement and the variable fee approach model

As disclosed in notes 4 and 21 to the condensed consolidated interim financial statements, the Bank has R$ 379,934,769 thousands of insurance liabilities measured under the general measurement model (BBA) and the variable fee approach (VFA) as of June 30, 2025.

These insurance liabilities are measured as the sum of the fulfillment of cash flows and, when applicable, the contractual service margin. The fulfillment cash flows comprise an estimate of the expected cash flows that will arise within the boundaries of the insurance contract, including for the payment of claims and benefits, adjusted for the time value of money and an explicit risk adjustment related to the non-financial risk. Insurance liabilities are the output of a complex set of models. The estimation of the fulfillment of cash flows are determined using models and actuarial methodologies which require assumptions including those related to longevity, income conversion, discount rates and expected future loss ratios.

We identified the evaluation of the measurement of insurance liabilities measured under the general measurement model (BBA) and the variable fee approach (VFA) as a key audit matter. Complex auditor judgment was required to evaluate the measurement of these insurance liabilities as they involve significant measurement uncertainties as a result of the complexity of the models and actuarial methodologies, specifically those used to determine longevity, income conversion, discount rates and expected future loss ratios. Minor changes in these assumptions could result in significant changes in the measurement of these insurance liabilities. In addition, the audit effort associated with the evaluation of the measurement of these insurance liabilities required the involvement of professionals with specialized skills and knowledge of actuarial science.

How our audit addressed this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of insurance liabilities measured under the general measurement model (BBA) and the variable fee approach (VFA). This included controls related to the development and approval of the models and methodologies for determining longevity, income conversion, discount rates and expected future loss ratio.

- We involved professionals with specialized skills and knowledge of actuarial science who assisted in:

(i) evaluating the overall methodology for the measurements of insurance contracts liabilities for compliance with IFRS as issued by IASB;

(ii) assessing the conceptual soundness of the models and modelling techniques, including those assumptions used to determine longevity, income conversion, discount rates and expected future loss ratios, by inspecting the model documentation to determine whether the models are suitable for their intended use;

(iii) testing the reasonableness of the assumptions related to expected future loss ratios by using independently developed models and the Bank's historic data to estimate these assumptions and comparing them to the Bank's assumptions;

(iv) checking the accuracy of the Bank's models to estimate longevity, discount rates and income conversion rates; and

(v) evaluating the reasonableness of the assumptions regarding longevity, discount rates and income conversion rates by comparing them to the applicable industry and regulatory practices.

Based on the evidence obtained through the above procedures, we consider to be adequate, the measurement of certain liabilities from insurance contracts issued under the general measurement and the variable fee approach model in the context of the condensed consolidated interim financial statements for the six-month period then ended June 30, 2025.

Other information that accompanies the condensed consolidated interim financial statements and the auditors' report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the condensed consolidated interim financial statements does not cover other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the condensed consolidated interim financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the condensed consolidated interim financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Financial Reporting Standards (IFRS Accounting Standards), issued by the International Accounting Standards Board (IASB), including IAS 34 – Interim Financial Reporting and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement whether due to fraud or error.

In preparing the condensed consolidated interim financial statements, Management is responsible for assessing Bradesco's and its subsidiaries ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the condensed consolidated interim financial statements

Our objectives are to obtain reasonable assurance about whether the condensed consolidated interim financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these condensed consolidated interim financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the condensed consolidated interim financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco´s and its subsidiaries internal control.

- evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's and its subsidiaries ability to continue as going concern. If we conclude that material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the condensed consolidated interim financial statements, or if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the condensed consolidated interim financial statements of the group. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the condensed consolidated interim financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, July 29, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-014428/O-6

Original report in Portuguese signed by
Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco Financial Conglomerate Audit Committee's Report on the Consolidated Financial Statements prepared in the Fiscal Half ended on June 30, 2025 in accordance with the International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the Consolidated Financial Statements of Banco Bradesco S.A. of the Fiscal Half ended on June 30, 2025, prepared in conformity with accounting rules adopted in Brazil, applicable to institutions authorized by the Central Bank of Brazil (BACEN), issued on July 30, 2025, we have also analyzed the complete set of Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by the independent auditors and the internal controls systems maintained by the various areas of the Bradesco Financial Conglomerate, mainly the Internal Audit, Risk Management and Compliance areas.

The Management has the responsibility of defining and implementing accounting and management information systems used to prepare the financial statements of the companies that comprise the Bradesco Financial Conglomerate, in compliance with Brazilian and international accounting practices.

The Management is also responsible for the processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management of transactions of the Bradesco Organization.

The Independent Audit is responsible for examining the Consolidated Financial Statements, observing the requirements established in the Brazilian and international auditing standards and issuing a report on the proper presentation of the Consolidated Financial Statements, in all relevant aspects, in accordance with the applicable IFRS.

It is the responsibility of the Internal Audit (current nomenclature of the Global Internal Audit Department) to assess the quality of Bradesco Organization's internal control systems and the adequacy of the policies and procedures defined by the Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent Audits, and the fitting of the internal control systems, as well as for analyzing the set of the financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends to the Board of Directors the approval of the Consolidated Financial Statements audited by KPMG Auditores Independentes, related to the Fiscal Half ended on June 30, 2025, prepared according to the International Financial Reporting Standards (IFRS).

Cidade de Deus, Osasco, SP, July 29, 2025

PAULO RICARDO SATYRO BIANCHINI
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

ANTONIO JOSÉ DA BARBARA
(Member)

SAMUEL MONTEIRO DOS SANTOS JUNIOR
(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first half of 2025 and, based on: (i) in meetings held with KPMG Auditores Independentes and in its reports; (ii) in meetings held with the Audit Committee and in its reports; and (iii) in the information received in meetings with Bradesco's administrators and area managers, concluded that the cited documents examined adequately reflect Bradesco's equity and financial situation and ratifies KPMG Auditores Independentes and Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses.

Cidade de Deus, Osasco, SP, July 29, 2025

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Ludmila de Melo Souza

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Red Building – 2nd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco